Exhibit 99.1

Independent Technical Report

for the Saramacca Gold Project,

Suriname

Report Prepared for

IAMGOLD Corporation

3CI009.012 – IAMGOLD Corporation
Independent Technical Report for the Saramacca Gold Project, Suriname	Page i

Independent Technical Report for the

Saramacca Gold Project, Suriname

IAMGOLD Corporation

Suite 3200, 401 Bay Street

Toronto, Ontario, Canada

M5H 2Y4

E-mail: info@iamgold.com

Website: www.iamgold.com

Tel: +1 416 360 4710

SRK Consulting (Canada) Inc.

Suite 1500, 155 University Avenue

Toronto, Ontario, Canada

M5H 3B7

E-mail: toronto@srk.com

Website: www.srk.com

Tel: +1 416 601 1445

Fax: +1 416 601 9046

SRK Project Number 3CI009.012

Effective date:     September 5, 2017

Signature date:   October 16, 2017

Authored by:

[“Original signed”]	[“Original signed”]
Oy Leuangthong, PEng (PEO#90563867) Principal Consultant (Geostatistics)	Glen Cole, PGeo (APGO#1416) Principal Consultant (Resource Geology)

[“Original signed”]
Dominic Chartier, PGeo (OGQ #874, APGO#2775) Senior Consultant (Geology)

Reviewed by:

[“Original signed”]
G. David Keller, PGeo (APGO#1235) Principal Consultant (Resource Geology)

Cover: Aerial view of the Saramacca project exploration camp, looking SE.

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IMPORTANT NOTICE

This report was prepared as a National Instrument 43-101 Standards of Disclosure for Mineral Projects Technical Report for IAMGOLD Corporation (IAMGOLD) by SRK Consulting (Canada) Inc. (SRK). The quality of information, conclusions, and estimates contained herein are consistent with the quality of effort involved in SRK’s services. The information, conclusions, and estimates contained herein are based on: i) information available at the time of preparation, ii) data supplied by outside sources, and iii) the assumptions, conditions, and qualifications set forth in this report. This report is intended for use by IAMGOLD subject to the terms and conditions of its contract with SRK and relevant securities legislation. The contract permits IAMGOLD to file this report as a Technical Report with Canadian securities regulatory authorities pursuant to National Instrument 43-101. Except for the purposes legislated under provincial securities law, any other uses of this report by any third party is at that party’s sole risk. The responsibility for this disclosure remains with IAMGOLD. The user of this document should ensure that this is the most recent Technical Report for the property as it is not valid if a new Technical Report has been issued.

© 2017 SRK Consulting (Canada) Inc.

This document, as a collective work of content and the coordination, arrangement and any enhancement of said content, is protected by copyright vested in SRK Consulting (Canada) Inc. (SRK).

Outside the purposes legislated under provincial securities laws and stipulated in SRK’s client contract, this document shall not be reproduced in full or in any edited, abridged or otherwise amended form unless expressly agreed in writing by SRK.

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Executive Summary

Introduction

The Saramacca gold project is a resource-delineation stage gold exploration project, located in Suriname, approximately 100 kilometres southwest of the city of Paramaribo. IAMGOLD Corporation’s 95 percent owned Surinamese subsidiary, Rosebel Gold Mines N.V. (Rosebel Gold Mines; Rosebel; RGM), holds a 70 percent interest in the Saramacca gold project.

In April 2017, IAMGOLD Corporation (IAMGOLD) commissioned SRK Consulting (Canada) Inc. (SRK) to visit the Saramacca gold property and prepare a geological and mineral resource model. The mineral resource statement reported herein was disclosed publicly by IAMGOLD in a news release on September 5, 2017.

This technical report documents the first mineral resource statement for the Saramacca gold project. It was prepared following the guidelines of the Canadian Securities Administrators’ National Instrument 43-101 and Form 43-101F1. The mineral resource statement reported herein was prepared in conformity with generally accepted CIM Estimation of Mineral Resources and Mineral Reserves Best Practice Guidelines (November 2003). In the opinion of SRK, the geological and mineral resource models discussed herein are a reasonable representation of the distribution of the gold mineralization identified on the property at the current level of sampling. The mineral resource model is based on exploration drilling results available to July 2017.

Property Description and Ownership

The Saramacca gold project is located in the Republic of Suriname, 100 kilometres southwest of the capital city of Paramaribo and 25 kilometres southwest of IAMGOLD’s Rosebel Gold Mines operation. The Saramacca concession (GMD 516/16) covers an area of approximately 4,986 hectares, and straddles the Brokopondo and Sipaliwini districts of Suriname.

IAMGOLD-RGM is currently the registered owner of 100 percent interest in the Saramacca exploration concession through its 95 percent owned Surinamese subsidiary Rosebel Gold Mines N.V. Rosebel Gold Mines N.V. is subject to the Unincorporated Joint Venture vehicle under which Rosebel will hold a 70 percent participating interest and the Republic of Suriname will acquire a 30 percent participating interest on a fully-paid basis.

Geology and Mineralization

The Saramacca gold project is situated in the Paleoproterozoic Marowijne Greenstone Belt. The Marowijne Greenstone Belt is part of the Guiana Shield, which covers parts of Venezuela, Guyana, Suriname, French Guiana and northern Brazil. The Guiana Shield is primarily composed of granitoids, while the presence of greenstone belts is confined to its northern portion.

In Suriname, sedimentary and volcanic units of the greenstone belt are grouped into the Marowijne Supergroup, which is divided into the Paramaka and Armina formations. The Paramaka Formation consists primarily of a volcanic pile dominated by basalts, whereas the Armina Formation is constituted of flysch sequences comprised of greywacke and mudstone. The plutonic and volcano-sedimentary rocks are unconformably overlain by the upper detrital series of the Rosebel Formation, which is comprised of an arenitic quartz-rich sequence interlayered with polymictic conglomerates.

The Saramacca gold project is underlain by metabasalt of the Paramaka Formation. Younging from southwest to northeast, the main units of the Paramaka Formation are a massive basalt overlain by a thinner amygdular basalt unit and a thick unit of pillowed basalts. Rocks have been metamorphosed to the greenschist facies and have developed an assemblage of actinolite-chlorite-epidote-plagioclase. Rare, barren, thin felsic dykes crosscut the pile.

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Mineralization at the Saramacca gold project is principally hosted within a series of north-northwest trending brittle-ductile sub-vertical fault zones ranging between two metres and 40 metres in width over a strike length of 2.2 kilometres, which is open along strike. Several sub-parallel structures have been identified, however, only the Faya Bergi and Brokolonko structures are mineralized over a continuous distance. The Faya Bergi and Brokolonko structures are related to a major brittle-ductile vertical dip-slip fault zone located at the contact between the sequence of massive and pillowed basalt along the thinner amygdular unit. Various kinematics suggest that the northeast block moved up relative to the southwest block.

Mineralization is open at depth in fresh rock, and extends to the surface into the thick soft saprolite and laterite surficial layers. Mineralization is contemporaneous with brittle and ductile features and is associated with hydrothermal dolomite (veins and breccias) and pyrite, and minor arsenopyrite. Dolomite breccias are characterized by repeated “crack/seal” and dilational infilling textures. These veins are also boudinaged and folded, forming within an active dip slip environment. Higher grade gold is typically associated with dolomite breccias and pyrite mineralization, with the highest gold values typically located along thick fault segments to the northwest.

Exploration Status

Exploration in Suriname dates back to 1600-1800 where British, Dutch and French colonists explored along the main rivers of the Guianas. In more recent years, the Republic of Suriname, through a geological reconnaissance program, conducted large-scale mapping over vast portions of the country, including the Saramacca area.

In 1994, regional-scale reconnaissance by Golden Star over the greater Saramacca area was initiated. Stream sediment sampling, shallow soil sampling, deep auger sampling, and drilling programs were conducted intermittently by Golden Star until 2005. Golden Star, and later as a joint venture with Newmont Mining Corporation, conducted three phases of core drilling between 2005 and 2010 on the Saramacca concession. A total of 90 boreholes were drilled amounting to 9,293 metres.

IAMGOLD-RGM began exploring the Saramacca property in 2016 after RGM signed a Letter of Agreement with the Republic of Suriname to acquire rights to the Saramacca gold property. The main exploration activities have included core and reverse circulation drilling, and some mapping. Geological and regolith mapping was completed over the footprint of the Saramacca resource area from January to March 2016. Road and drill pad construction created numerous cuts in the topography to expose the regolith and enable detailed mapping on a scale of 1:500.

IAMGOLD-RGM has drilled 180 core boreholes totalling 34,225 meters and 37 reverse circulation boreholes totalling 4,506 meters on the Saramacca gold project. Drilling was executed as a two-phase program between October 2016 and April 2017

Mineral Resource Estimates

The Mineral Resource Statement presented herein represents the first mineral resource evaluation prepared for the Saramacca gold project in accordance with the Canadian Securities Administrators’ National Instrument 43-101.

The mineral resource model prepared by SRK considers results from 307 core and reverse circulation boreholes, including 217 boreholes completed by IAMGOLD during the period of 2016 to 2017. By considering structural geology features and lithology, SRK constructed a geological model comprised of four lithological domains. Additionally, high- and low-grade gold grade domains were constructed along identified structural trends based on a gold grade of 1.0 and 0.1 grams per tonne, respectively. SRK is of the opinion that the current drilling information is sufficiently reliable to interpret with confidence the boundaries for gold mineralization and that the assay data are sufficiently reliable to support mineral resource estimation. Four weathering zones were also identified and modelled based on IAMGOLD-RGM borehole logging: laterite, saprolite, transition, and fresh rock. A trough of deeper weathered rock is commonly present over the fault zones.

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For geostatistical analysis, variography, and grade estimation, assay data were composited to 1.5 metre lengths. Composites were capped to further limit the influence of high gold grade outliers during grade estimation. Capping was performed by grade domain and by rock type. SRK calculated and modelled gold variograms for the mineralized domains and specific gravity variograms within the weathering zone. A rotated block model with a rotation angle of 35 degrees was created, with block size set at 5.0 by 10.0 by 5.0 metres, with the 10.0-metre dimension parallel to the strike direction.

The block model was populated with gold values using ordinary kriging in the mineralized domains, and applying up to three estimation runs with progressively relaxed search ellipsoids and data requirements. The estimation ellipse ranges and orientations are based on the variogram models developed for the various domains within the deposit. The two un-mineralized domains, the massive and amydular basalts, and specific gravity within each weathering zone were estimated using inverse distance weighting with a power of 2.

SRK validated the block model using a visual comparison of block estimates and informing composites; statistical comparisons between composites and block model distributions; statistical comparisons between ordinary kriging estimates and alternate estimators at zero cut-off; and change-of-support checks for the grade domains.

The block classification strategy considers drill spacing, geological confidence and continuity of category. SRK examined the classification visually by inspecting sections and plans through the block model. There are no Measured blocks. Indicated blocks correspond to approximately 50 to 60 metre drill spacing, with an average distance of informing composites of 40 metres. All other estimated blocks are classified as Inferred. SRK concludes that the material classified as Indicated reflects estimates made with a moderate level of confidence within the meaning of CIM Definition Standards for Mineral Resources and Mineral Reserves (May 2014), and all other material is estimated at a lower confidence level.

In the opinion of SRK, the resource evaluation reported in Table i is a reasonable representation of the global gold mineral resources found in the Saramacca project at the current level of sampling. The mineral resources have been estimated in conformity with generally accepted CIM Estimation of Mineral Resources and Mineral Reserves Best Practice Guidelines (November 2003) and are reported in accordance with the Canadian Securities Administrators’ National Instrument 43-101. The mineral resources may be affected by further infill and exploration drilling that may result in increases or decreases in subsequent mineral resource estimates. The mineral resources may also be affected by subsequent assessments of mining, environmental, processing, permitting, taxation, socio-economic, and other factors. The effective date of the Mineral Resource Statement is August 28, 2017.

Table i: Mineral Resource Statement*, Saramacca Gold Project, Suriname, SRK Consulting (Canada) Inc., August 28, 2017

Category	Weathering Zone	Cut-off Grade (g/t Au)	Tonnage (kt)	Grade (g/t Au)	Contained Au (koz)
Indicated	Laterite	0.25	2,372	1.20	91
	Saprolite	0.25	5,573	2.43	436
	Transition	0.35	2,526	2.17	176
	Fresh	0.45	3,973	2.49	318

Total Indicated			14,444	2.20	1,022

Inferred	Laterite	0.25	4,455	0.69	98
	Saprolite	0.25	4,790	0.82	126
	Transition	0.35	1,349	1.97	86
	Fresh	0.45	3,039	2.13	208

Total Inferred			13,632	1.18	518

*

Mineral resources are not mineral reserves and have not demonstrated economic viability. All figures have been rounded to reflect the relative accuracy of the estimates. Reported at open pit resource cut-off grades of 0.25 g/t gold for laterite and saprolite, 0.35 g/t gold for transition and 0.45 g/t gold for fresh. Reported within a conceptual open pit shell optimized at a gold price of US$1,500 per troy ounce and assuming metallurgical recoveries of 97 percent for laterite and saprolite, 76 percent for transition and 82 percent for fresh.

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Conclusion and Recommendations

Exploration work by IAMGOLD-RGM is professionally managed and uses procedures consistent with generally accepted industry best practices. SRK is of the opinion that the exploration data collected by IAMGOLD are sufficiently reliable to interpret, with confidence, the boundaries of the gold mineralization for the Saramacca gold deposit.

SRK defined four lithological domains, and two grade domains within each of the fault and pillow basalt domains. Four weathering zones were also identified for the Saramacca gold deposit. Gold grades were estimated into a block model informed by composited gold assays, capped where appropriate, and an ordinary kriging estimator. Specific gravity was estimated into the blocks, using an inverse distance squared estimator, to convert volumes into tonnage.

From this study, SRK draws the following conclusions:

•	Mineral resources have the potential to be expanded by exploration drilling for possible extensions of current high-grade mineralization in the south-eastern area of the deposit.

•

An improved understanding of mineralization controls through structural geology studies can be instrumental in providing a better geological model to predict the form and shape of the gold mineralization and to improve the confidence in the mineral resources. This may include identification and modelling of shear zones independently of grade in the hanging wall of the Faya Bergi fault, and in the south-eastern area of the deposit where high grade zones reside in the hangingwall and pillow basalt contact.

In the opinion of SRK, the Saramacca gold project is a project of merit and SRK recommends a work program that includes exploration drilling and studies aimed at completing the characterization of the project in preparation for evaluating the viability of a mine project. The work program includes three components:

•	Infill and step-out drilling to expand the mineral resources and improve resource classification

•	Geological studies aimed at improving the understanding of the geological and structural setting of the deposit

•	Engineering, metallurgical and environmental studies to support the design of a conceptual mine and to provide robust key inputs to an economic model considered for a Feasibility Study

SRK considers that the implementation of the proposed work program will move the Saramacca gold project to a pre-development stage and will provide the key inputs required to evaluate at a pre-feasibility level the potential for a viable mine operation. The cost of the recommended work program is estimated at approximately US$13.7 million.

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Table of Contents

IMPORTANT NOTICE			ii

Executive Summary			iii
Introduction			iii
Property Description and Ownership			iii
Geology and Mineralization			iii
Exploration Status			iv
Mineral Resource Estimates			iv
Conclusion and Recommendations			vi

Table of Contents			vii

List of Tables			x

List of Figures			xi

1	Introduction and Terms of Reference		1
	1.1	Scope of Work	1
	1.2	Work Program	1
	1.3	Basis of Technical Report	2
	1.4	Qualifications of SRK and SRK Team	2
	1.5	Site Visit	3
	1.6	Effective Dates	3
	1.7	Acknowledgement	3
	1.8	Declaration	3

2	Reliance on Other Experts		5

3	Property Description and Location		6
	3.1	Mineral Tenure	7
	3.2	Underlying Agreements	8
	3.3	Permits and Authorization	8
	3.4	Environmental Considerations	9
	3.5	Mining Rights in Suriname	9

4	Accessibility, Climate, Local Resources, Infrastructure, and Physiography		11
	4.1	Accessibility	11
	4.2	Local Resources and Infrastructure	11
	4.3	Climate	11
	4.4	Physiography	12

5	History		14
	5.1	Prior Ownership and Changes	14
	5.2	Previous Exploration Work	14
	5.3	Previous Mineral Resource Estimates	15
	5.4	Historical Production	15

6	Geological Setting and Mineralization		16
	6.1	Regional Geology	16
	6.2	Property Geology	19
	6.3	Structural Geology	19

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	6.4	Mineralization	22

7	Deposit Types		24
	7.1	Orogenic Gold-Rich Veins	24
	7.2	Silicified Bodies	24
	7.3	Intrusion-Related Gold Mineralization	25

8	Exploration		26
	8.1	Golden Star Resources Ltd and Newmont Mining Corporation (1994 to 2010)	26
	8.2	IAMGOLD-RGM Corporation (2016 to 2017)	27
		8.2.1 Geological and Regolith Mapping	27

9	Drilling		30
	9.1	Introduction	30
		9.1.1 Golden Star 2005	30
		9.1.2 Golden Star- Newmont JV 2008	30
		9.1.3 Golden Star- Newmont JV 2010	31
		9.1.4 IAMGOLD-RGM 2016-2017	31
	9.2	Drilling Procedures and Approach	33
		9.2.1 Golden Star and Newmont (2005 to 2010)	33
		9.2.2 IAMGOLD-RGM (October 2016 to April 2017)	33
	9.3	Core Sampling Method and Approach	35
		9.3.1 Golden Star and Newmont (2005 to 2010)	35
		9.3.2 IAMGOLD-RGM (October 2016 to April 2017)	35
	9.4	Specific Gravity	38
	9.5	SRK Comments	39

10	Sample Preparation, Analyses, and Security		40
	10.1	Sample Preparation and Analyses	40
		10.1.1 Golden Star and Newmont (Pre-2016)	40
		10.1.2 IAMGOLD-RGM (2016 to 2017)	40
	10.2	Quality Assurance and Quality Control Programs	40
		10.2.1 Golden Star and Newmont (Pre-2016)	41
		10.2.2 IAMGOLD-RGM 2016-2017	41
	10.3	SRK Comments	43

11	Data Verification		44
	11.1	Verifications by IAMGOLD	44
		11.1.1 Validation of Historical Boreholes	44
	11.2	Verifications by SRK	46
		11.2.1 Site Visit	46
		11.2.2 Verifications of Analytical Quality Control Data	46
		11.2.3 Independent Verification Sampling	48

12	Mineral Processing and Metallurgical Testing		49

13	Mineral Resource Estimates		53
	13.1	Introduction	53
	13.2	Resource Estimation Procedures	53
	13.3	Resource Database	54
	13.4	Solid Body Modelling	55
	13.5	Specific Gravity	59
	13.6	Compositing, Statistics, and Capping	60
	13.7	Variography	65
	13.8	Block Model Parameters	66
	13.9	Estimation	66

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	13.10	Estimation Sensitivity Assessment	67
	13.11	Block Model Validation	69
	13.12	Mineral Resource Classification	69
	13.13	Mineral Resource Statement	70
	13.14	Price Sensitivity Analysis	72
	13.15	Grade Sensitivity Analysis	74

14	Adjacent Properties		76

15	Other Relevant Data and Information		76

16	Interpretation and Conclusions		77

17	Recommendations		78

18	References		81

APPENDIX A			82

APPENDIX B			88

APPENDIX C			89

APPENDIX D			99

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List of Tables

Table i:	Mineral Resource Statement*, Saramacca Gold Project, Suriname, SRK Consulting (Canada) Inc., August 28, 2017	v

Table 1:	Summary of Exploration Work Completed by Golden Star and Newmont at the Saramacca Gold Project	26

Table 2:	Statistics of Drilling Conducted on the Saramacca Gold Project to Date	30

Table 3:	Summary of Drilling Performed by IAMGOLD-RGM in 2016 and 2017	31

Table 4:	Significant Intervals Intersected During Core Drilling on the Saramacca Gold Project Between 2016 and 2017	33

Table 5:	Standard Procedure for Quality Control Sample Insertion Rates, Saramacca Project	41

Table 6:	Significant Assay Results from the 2016 Validation of Historic Boreholes of Golden Star and Newmont by IAMGOLD	45

Table 7:	Summary of Analytical Quality Control Data Produced By IAMGOLD-RGM on the Saramacca Gold Project	47

Table 8:	Assay Results for Verification Samples Collected SRK on the Saramacca Gold Project	48

Table 9:	Head Assay Summary (KM5252 Final Report, May 18, 2017)	49

Table 10:	Mineral Content Summary (KM5252 Final Report, May 18, 2017)	49

Table 11:	Submicroscopic Gold Content by Mineral (KM5252 Final Report, May 18, 2017)	50

Table 12:	Diagnostic Leach Result Summary (KM5252 Final Report, May 18, 2017)	50

Table 13:	Bond Ball Work Index Test Result Summary (KM5252 Final Report, May 18, 2017)	51

Table 14:	ABA and NAG Result Summary (KM5252 Final Report, May 18, 2017)	52

Table 15:	Estimated Average Recoveries per Rock Type	52

Table 16:	Drilling Database for the Saramacca Gold Project	54

Table 17:	Mineral Resource Domains with Rock Codes	55

Table 18:	Assay Statistics for the Saramacca Gold Project	61

Table 19:	Uncapped and Capped Composite Statistics	64

Table 20:	Cap Values for Specific Gravity	65

Table 21:	Gold Variograms by Domain	65

Table 22:	Specific Gravity Variograms by Weathering Zone	65

Table 23:	Saramacca Gold Project GEMS™ Block Model Definition	66

Table 24:	Estimation Parameters for Gold and Specific Gravity (last row)	68

Table 25:	Mineral Resource Statement*, Saramacca Gold Project, Suriname, SRK Consulting (Canada) Inc., August 28, 2017	72

Table 26:	Global Block Model Quantity and Grade Estimates* at Various Cut-off Grades, Saramacca Gold Project, Suriname	74

Table 27:	Estimated Costs for Recommended Exploration Program	80

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List of Figures

Figure 1:	Location of the Saramacca Project	6

Figure 2:	Mineral Tenure Map	7

Figure 3:	Infrastructure at the Rosebel Mine	12

Figure 4:	Typical Landscape and Infrastructure in the Saramacca Project Area	13

Figure 5:	Geological Map of the Guiana Shield	17

Figure 6:	Regional Geology Setting of the Marowijne Greenstone Belt Showing Location of the Rosebel Gold Mine and Other Deposits	18

Figure 7:	Example of Typical Brittle Features, Faya Bergi Fault	20

Figure 8:	Example of Typical Ductile Features, Faya Bergi Fault (SRK, 2017)	21

Figure 9:	Strain Markers Observed in Core at the Saramacca Gold Project (SRK, 2017)	22

Figure 10:	Gold Mineralization within the Faya Bergi Fault	23

Figure 11:	Location of Historical Exploration Work Conducted by Golden Star and Golden Star/Newmont	27

Figure 12:	Colluvium Unit with Fragments of Duricrust and Indurated Saprolite (top). Contact of Colluvium with Basalt Saprolite (bottom)	28

Figure 13:	Regolith Map of the Saramacca Gold Project	29

Figure 14:	Location of all Drilling Performed on the Saramacca Gold Project. High Grade and Low Grade Mineralized Zones Projected to Surface	32

Figure 15:	Reverse Circulation Drilling Sample Flowchart	38

Figure 16:	Overall Gold Association (KM5252 Final Report, May 18, 2017)	50

Figure 17:	Metallurgical Test Result Summary (KM5252 Final Report, May 18, 2017)	51

Figure 18:	Plan and Long Section Showing the Modelled Saramacca Lithological and Grade Domains	56

Figure 19:	Vertical Section 1700NW Showing Modelled Saramacca Lithology and Grade Domains in Relation to Drilling	57

Figure 20:	Vertical Section 1100NW Showing Modelled Saramacca Lithology and Grade Domains in Relation to Drilling	58

Figure 21:	Vertical Section 575NW Showing Modelled Saramacca Lithology and Grade Domains in Relation to Drilling	59

Figure 22:	Boxplot of Specific Gravity by Weathering Zone	60

Figure 23:	Quantile-Quantile Plot of IAMGOLD Assays Compared to Historical Assays	62

Figure 24:	Assay Lengths for Combined Historical and IAMGOLD Data	63

Figure 25:	Grade Probability Plot (left) and Capping Sensitivity Curve (right) for Fault LG Domain	64

Figure 26:	Gold Variogram for Fault Low Grade Zone	66

Figure 27:	Swath Plot of Block Models, Oriented Along Strike	69

Figure 28:	Distribution of Average Distance of Informing Composites for Indicated Blocks	70

Figure 29:	Plan Showing Estimated Blocks Above 0.25 g/t Gold Relative to the Conceptual Pit	71

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Figure 30	Plan Showing Comparison of Conceptual Pit at Prices of US $1,500 and US $1,200 per Troy Ounce	73

Figure 31	East Looking View Showing Comparison of Conceptual Pit at Prices of US $1,500 and US $1,200 per Troy Ounce	73

Figure 32:	Global Grade-Tonnage Curves – Oxide Material (top) Transitional Material (middle) and Fresh Material (bottom)	75

Figure 33:	Potential Resource Expansion Drill Target Area	79

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1	Introduction and Terms of Reference

The Saramacca gold project is a resource-delineation stage gold exploration project, located in Suriname. It is located approximately 100 kilometres southwest of the city of Paramaribo. IAMGOLD Corporation (IAMGOLD) is a Toronto based public company trading on the Toronto Stock Exchange (TSX) under the symbol of IMG and on the New York Stock Exchange under the symbol IAG. IAMGOLD’s 95 percent owned Surinamese subsidiary, Rosebel Gold Mines N.V. (Rosebel Gold Mines; Rosebel; RGM) holds a 70 percent interest in the Saramacca gold project.

In April 2017, IAMGOLD commissioned SRK Consulting (Canada) Inc. (SRK) to visit the property, prepare a geological and mineral resource model, and compile a technical report for the Saramacca gold project. The services were rendered between April and October 2017, leading to the preparation of the mineral resource statement reported herein that was disclosed publicly by IAMGOLD in a news release on September 5, 2017.

This technical report documents the first mineral resource statement for the Saramacca gold project. It was prepared following the guidelines of the Canadian Securities Administrators’ National Instrument 43-101 and Form 43-101F1. The mineral resource statement reported herein was prepared in conformity with generally accepted CIM Estimation of Mineral Resources and Mineral Reserves Best Practice Guidelines (November 2003). In the opinion of SRK, the geological and mineral resource models discussed herein are a reasonable representation of the distribution of the gold mineralization identified on the property at the current level of sampling. The mineral resource model is based on exploration drilling results available to July 2017.

1.1	Scope of Work

The scope of work, as defined in a letter of engagement executed on April 4, 2017 between IAMGOLD and SRK includes the preparation of a mineral resource model for the gold mineralization delineated by drilling on the Saramacca gold project and the preparation of an independent technical report in compliance with National Instrument 43-101 and Form 43-101F1 guidelines. This work typically involves the assessment of the following aspects of this project:

•	Topography, landscape, access

•	Regional and local geology

•	Exploration history

•	Exploration work carried out on the project

•	Geological modelling

•	Mineral resource estimation and validation

•	Preparation of a Mineral Resource Statement

•	Recommendations for additional work

1.2	Work Program

The mineral resource statement reported herein is a collaborative effort between IAMGOLD and SRK personnel. The exploration database was compiled and maintained by IAMGOLD, and was audited by SRK. The geological model and outlines for the gold mineralization were constructed by SRK from a three-dimensional geological interpretation provided by IAMGOLD. In the opinion of SRK, the geological model is a reasonable representation of the distribution of the targeted

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mineralization at the current level of sampling. The geostatistical analysis, variography and grade models were completed by SRK during the months April to September 2017. The mineral resource statement reported herein was disclosed publicly in a news release dated September 5, 2017 and presented to IAMGOLD by SRK in various presentations and in a final memorandum report dated September 12, 2017.

The Mineral Resource Statement reported herein was prepared in conformity with the generally accepted CIM Exploration Best Practices Guidelines (August 2000) and CIM Estimation of Mineral Resources and Mineral Reserves Best Practice Guidelines (November 2003). This technical report was prepared following the guidelines of the Canadian Securities Administrators’ National Instrument 43-101 and Form 43-101F1.

The technical report was assembled in Toronto during the months of August to October 2017.

1.3	Basis of Technical Report

This report is based on information collected by SRK during site visits performed by Dr. Jean- Francois Couture, PGeo from May 10 to 16, 2017 and by Glen Cole, PGeo from June 12 to 16, 2017 and on additional information provided by IAMGOLD throughout the course of SRK’s investigations. SRK has no reason to doubt the reliability of the information provided by IAMGOLD. Other information was obtained from the public domain.

This technical report is based on the following sources of information:

•	Discussions with IAMGOLD personnel

•	Inspection of the Saramacca gold project area, including outcrop and drill core

•	Review of exploration data collected by IAMGOLD

•	Additional information from public domain sources

1.4	Qualifications of SRK and SRK Team

The SRK Group comprises more than 1,400 professionals, offering expertise in a wide range of resource engineering disciplines. The independence of the SRK Group is ensured by the fact that it holds no equity in any project it investigates and that its ownership rests solely with its staff. These facts permit SRK to provide its clients with conflict-free and objective recommendations. SRK has a proven track record in undertaking independent assessments of mineral resources and mineral reserves, project evaluations and audits, technical reports and independent feasibility evaluations to bankable standards on behalf of exploration and mining companies, and financial institutions worldwide. Through its work with a large number of major international mining companies, the SRK Group has established a reputation for providing valuable consultancy services to the global mining industry.

The construction of the mineral resource model was a collaborative effort between IAMGOLD and SRK staff. IAMGOLD provided initial geological modelling wireframes and technical support and assistance related to the drill database. Dr. Jean-Francois Couture, PGeo (APGO#0197) provided insight to the structural geology controls of gold mineralization. The data review and geological modelling reviews and modifications were performed by Mr. Dominic Chartier, PGeo (OGQ #874, APGO#2775). Grade estimation and associated sensitivity analyses, and mineral resource classification were performed by Dr. Oy Leuangthong, PEng (PEO#90563867). Pit optimization review was conducted by Mr. Gabor Bacsfalusi, MAusIMM, a SRK open pit mining engineer. The overall process was reviewed by Mr. Glen Cole, PGeo (APGO#1416).

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By virtue of their education, membership to a recognized professional association and relevant work experience, Dr. Leuangthong and Messrs. Chartier and Cole are independent Qualified Persons as this term is defined by National Instrument 43-101. Additional contributions to the technical report were provided by Ms. Caitlyn Adams, GIT (APGO#10520).

Mr. G. David Keller, PGeo (APGO#1235) a Principal Consultant with SRK, reviewed drafts of this technical report prior to their delivery to IAMGOLD as per SRK internal quality management procedures. Mr. Keller did not visit the project.

1.5	Site Visit

In accordance with National Instrument 43-101 guidelines, Dr. Couture and Mr. Cole visited the Saramacca gold project on May 10 to 16, 2017 and June 12 to 16, 2017, respectively, accompanied by Mr. Mike Michaud, Chief Geologist, IAMGOLD and the Suriname Exploration team.

The purpose of the site visit was to review the digitalization of the exploration database and validation procedures, review exploration procedures, define geological modelling procedures, examine drill core, interview project personnel, and collect all relevant information for the preparation of a revised mineral resource model and the compilation of a technical report.

The site visit also aimed at investigating the geological and structural controls on the distribution of the gold mineralization to aid the construction of three-dimensional gold mineralization domains.

SRK was given full access to relevant data and conducted interviews with IAMGOLD personnel to obtain information on the past exploration work, to understand procedures used to collect, record, store and analyze historical and current exploration data.

1.6	Effective Dates

The effective date of the drilling database is July 13, 2017, with SMDD17-180 as the last borehole added to the database.

The effective date of the mineral resource statement is August 28, 2017.

The effective date of the technical report is September 5, 2017.

1.7	Acknowledgement

SRK would like to acknowledge the support and collaboration provided by IAMGOLD personnel for this assignment. In particular, SRK would like to acknowledge the contribution of Mr. Mike Michaud, Chief Geologist, IAMGOLD, Ms. Caroline Laplante, IAMGOLD’s Interim Country Manager in Suriname and Ms. Samuelle Gariepy, Senior Exploration Geologist – Suriname Exploration. Their collaboration was greatly appreciated and instrumental to the success of this assignment.

1.8	Declaration

SRK’s opinion contained herein and effective September 5, 2017 is based on information collected by SRK throughout the course of SRK’s investigations. The information in turn reflects various technical and economic conditions at the time of writing this report. Given the nature of the mining

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business, these conditions can change significantly over relatively short periods of time. Consequently, actual results may be significantly more or less favourable.

This report may include technical information that requires subsequent calculations to derive subtotals, totals, and weighted averages. Such calculations inherently involve a degree of rounding and consequently introduce a margin of error. Where these occur, SRK does not consider them to be material.

SRK is not an insider, associate or an affiliate of IAMGOLD, and neither SRK nor any affiliate has acted as advisor to IAMGOLD, its subsidiaries or its affiliates in connection with this project. The results of the technical review by SRK are not dependent on any prior agreements concerning the conclusions to be reached, nor are there any undisclosed understandings concerning any future business dealings.

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2	Reliance on Other Experts

SRK has not performed an independent verification of the land title and tenure information as summarized in Section 3 of this report. SRK did not verify the legality of any underlying agreement(s) that may exist concerning the permits or other agreement(s) between third parties, but has relied on information provided by Mrs. Sharmila Jadnanansing, Legal & Corporate Affairs Manager for Rosebel Gold Mines, who has validated the information provided in Sections 3.1 and 3.2.

In addition, SRK has relied on information provided in an internal memorandum written by Mrs. Véronique Aubé, Corporate Metallurgist for IAMGOLD Corporation, for Section 12 of this report.

SRK was informed by IAMGOLD that there are no known litigations potentially affecting the Saramacca gold project.

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3	Property Description and Location

The Saramacca concession (GMD 516/16) is located in the Republic of Suriname, 100 kilometres southwest of the capital city of Paramaribo, and 25 kilometres southwest from IAMGOLD’s Rosebel Gold Mines operation (Figure 1). The Saramacca property covers an area of approximately 4,986 hectares, straddling the Brokopondo and Sipaliwini districts of Suriname. To the northeast, the property is adjoined to the Headley’s Reef concession, which is 95 percent owned by Rosebel Gold Mines and 5 percent owned by the Republic of Suriname. The property is also adjacent to the Moeroekreek exploration concession, which is under a lease agreement with the option to acquire this concession from Sarafina N.V., a Surinamese mining company.

The centre of the property is located at approximately 4.92 degrees latitude north and 55.37 degrees longitude west.

Figure 1: Location of the Saramacca Project

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3.1	Mineral Tenure

IAMGOLD Corporation’s 95 percent owned Surinamese subsidiary, Rosebel Gold Mines N.V., holds a 70 percent interest in the Saramacca gold project. The mineral rights comprise a single exploration concession (GMD 516/16) covering an area of 4,986 hectares (Figure 2).

Figure 2: Mineral Tenure Map

On August 30, 2016, IAMGOLD signed a Letter of Agreement with the Republic of Suriname to acquire rights to the Saramacca property, with the intent of defining a National Instrument 43-101 mineral resource within 24 months. The terms of the letter included an initial payment of US$200,000 which enabled immediate access to the property for IAMGOLD-RGM’s exploration team to conduct due diligence, as well as access to historical data from previous exploration activity at the Saramacca property.

On September 29, 2016, having been satisfied with the results of the due diligence, IAMGOLD ratified the Letter of Agreement by Ratification Letter and amended the Letter of Agreement on December 12, 2016 to acquire the Saramacca property. IAMGOLD subsequently paid US$10 million in cash and agreed to issue 3.125 million IAMGOLD common shares to the Republic of Suriname in three approximately equal annual instalments on each successive anniversary of the date the right of exploration was transferred to Rosebel. The right of exploration

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to the Saramacca property was legally transferred by Notarial Deed to Rosebel on December 14, 2016 and subsequently registered as such in the formal Mortgage Registry office, the GLIS Management Institute.

In addition, the Letter of Agreement provides for a potential upward adjustment to the purchase price to a maximum of US$10 million, based on the contained gold ounces identified by Rosebel in National Instrument 43-101 Measured and Indicated mineral resource categories, within a certain Whittle shell within the first 24 months.

The Saramacca gold project falls within the Area of Interest or the Unincorporated Joint Venture (UJV) area as defined in The Second Amendment of the Mineral Agreement with the Republic of Suriname of June 6, 20131. The Second Amendment establishes a UJV under which Rosebel holds a 70 percent participating interest and the Republic of Suriname will acquire a 30 percent participating interest on a fully-paid basis, via a fully owned designated company.

The Mining Decree of 1986 of Suriname states that, exploration concessions are held for a maximum of seven years; an initial term of three years, a first extension of two years and a second extension of two years. After the initial three years, 25 percent relinquishment is required, followed by 25 percent in the subsequent two extensions, and then a final relinquishment after the seventh year. The Saramacca concession is currently in the first year of exploration of the initial three years.

The Mining Decree of 1986 of Suriname also provides for the holder of the Right of Exploration to apply for a Right of Exploitation.

For the Saramacca gold project, the granting of the right of exploitation is subject to specific terms and conditions as stated in the Second Amendment under the condition that an Environmental and Social Impact Assessment (ESIA) is required relative to the planned exploitation activities and any impacts resulting thereof, in accordance with the Surinamese law.

3.2	Underlying Agreements

IAMGOLD is currently the registered owner of 100 percent interest in the Saramacca exploration concession through its 95 percent owned Surinamese subsidiary Rosebel Gold Mines N.V. Rosebel Gold Mines is subject to the Unincorporated Joint Venture vehicle under which Rosebel will hold a 70 percent participating interest and the Republic of Suriname will acquire a 30 percent participating interest on a fully-paid basis.

3.3	Permits and Authorization

The Right of Exploration of the Saramacca Property is governed by the following major Instruments, Agreements and National Laws:

•	The letter of Agreement dated August 30, 2016

•	Ratification Letter dated September 29, 2016

•	Amendment to the Letter of Agreement dated December 12, 2016

•	The Notarial Deed of transfer of the Right of Exploration of the Saramacca Property dated December 12, 2016, from the wholly Republic of Suriname owned Company, N.V. EEN, to Rosebel Gold Mines N.V.

[1]

The Second Amendment of the Mineral Agreement between Republic of Suriname, Grasshopper Aluminium Company N.V., IAMGOLD Corporation and Rosebel Gold Mines N.V. of April 7, 1994 and as amended on March 13, 2003.

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•	The Instrument granting the Right of Exploration under GMD no. 516/16

•	Approval Instrument issued by the Ministry of Natural Resources to transfer this Right of Exploration (GMD no. 706/16)

•	Mortgage extract from the GLIS Management Institute effectuating the transfer of the title to the Saramacca property to Rosebel Gold Mines N.V. as of December 14, 2016

•	The second amendment to the Mineral Agreement dated June 6, 2013

•	The Mineral Agreement of April 7, 1994, as amended and supplemented on March 13, 2003

•	The Mining Decree of May 8, 1986 (Mining Law of Suriname)

•	National Institute for Environment and Development in Suriname (NIMOS) for the Environmental and Social Impact Assessment (ESIA)

The Right of Exploration for Minerals are granted by the Ministry of Natural Resources, subject to terms and conditions stipulated in the Mining Decree of 1986. Following issuance of such a right, the holder is required to file quarterly and annual reports with the Geological Mining Department (the GMD).

Furthermore, the instrument granting the Right of Exploration enumerates all the conditions which need to be considered and complied with during the exploration phase. There are no specific pre-environmental requirements in this phase, however, the Right of Exploration stipulates that exploration activities should be conducted in a way which conform to the Environmental standards of the World Bank2.

3.4	Environmental Considerations

The instrument granting the Right of Exploration for the Saramacca gold project stipulates that exploration activities should be conducted in accordance with the conditions of the Mining Decree of 1986, specific conditions as enumerated in the instrument itself and environmental standards of the World Bank.

3.5	Mining Rights in Suriname

In order to obtain a mineral right in the form of a concession in Suriname, an application may be filed for the relevant mineral commodity over an area not currently covered by a valid mineral right. The application area must be surveyed by a Republic of Suriname approved surveyor. An exploration plan and budget must be submitted as part of the application including:

•	The map surveyed by an Authorized surveyor (3x, scale 1: 100,000)

•	The type of mineral resources that would be included

•	A work program and budget

The Mining Decree of 1986 allows for the following types of permits for gold mining:

•

‘Small Scale Mining Permits’ - These are restricted to certain areas of the country, and can only be granted to natural persons who are residents of Suriname. They are valid for two years with additional extensions of two years at a time. The size of the area cannot exceed 200 hectares.

•

‘Right of Reconnaissance’ - This permit is for reconnaissance exploration work only, and is valid for two years with a single extension of one year. The size of the area cannot exceed 200,000 hectares.

[2]	Section II, part f of the Saramacca exploration permit.

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•

‘Right of Exploration’ - A Right of Exploration is valid for three years, with two extensions of two years. At the time of each extension, 25 percent of the original permit area must be formally relinquished. At the end of the seven-year validity of the concession, a resource must be identified to convert to a ‘Right of Exploitation’ or the concession is relinquished. The Republic of Suriname will consider an additional extension, but exploration companies are required to invest on a continual basis in order to keep their exploration rights.

•

‘Right of Exploitation’ - A Right of Exploitation is valid for twenty-five years with extension by negotiation. The size of the area cannot exceed 10,000 hectares. The Republic of Suriname reserves the right to participate.

•	‘Right of Exploitation of Building Materials’ – A Right of Exploitation of Building Materials can be issued for a term of no longer than five years with a possible extension of another five years.

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4	Accessibility, Climate, Local Resources, Infrastructure, and Physiography

4.1	Accessibility

The Saramacca gold project is located approximately 100 kilometres southwest of the capital city of Paramaribo and 25 kilometres from the Rosebel Gold Mine site. Access is via the paved Afobaka Road heading south from Paramaribo and then to Brownsweg. From Brownsweg, the road continues south to Atjoni/Pokigron. The turnoff to Saramacca occurs 25 kilometres after Brownsweg. The project is located a further 14 kilometres westward along a reasonable quality all weather active logging road. During the dry season, it takes approximately 1.5 hours to travel from the Rosebel Gold Mines site to the Saramacca concession.

A 36-kilometre unsealed road was built from the Rosebel mine site to the Saramacca concession in 2016.

Paramaribo can be accessed from North and South America and from the Netherlands via regular international flights to the Zanderij Airport.

4.2	Local Resources and Infrastructure

Most of the resources to support the Saramacca project are sourced from the Rosebel mine site (Figure 3) and from Paramaribo. In 2016, exploration work was undertaken from a camp constructed on the Saramacca property by IAMGOLD-RGM (Figure 4).

There are neither villages nor significant settlements within a 16-kilometre radius from the Saramacca property. The closest power line is located along the Brownsweg/Atjoni road, situated 14 kilometres to the east of the property.

4.3	Climate

The climate is typically tropical, with high humidity and average temperatures varying from 26°C to 30°C. There are two rainy seasons each year from late April to mid August and early December to early February, and two dry and moderately hot seasons from August to December and February to April. The October dry season can result in near-drought conditions. The yearly average rainfall at the Rosebel mine site is approximately 2,000 millimetres. Heavy rains occurring during wet seasons do not stop the mining activities at the RGM site.

Access roads in the area are typically saprolite and are not accessible year-round, as they wash out or become hazardous in the wet seasons. The logging road to the project area is generally well maintained and can be driven on with caution during the wet season.

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Figure 3: Infrastructure at the Rosebel Mine

Source: IAMGOLD-Rosebel Gold Mine

A: Coreshack

B: Sampling area

C: Core saw and splitting area

D: Rejects and pulps storage area

4.4	Physiography

The Saramacca gold project lies along the Brokolonko Ridge, a northwest trending ridge of nearly 30 kilometres and reaching an elevation of 530 meters above sea level. Although the ridge can locally be steep, the Saramacca property is located on the northeastern side of the ridge in an area where slopes are moderate and the crest remains below 450 metres. The ridge is dissected by the Saramacca River near its northwestern extremity.

The ridge crest is generally covered by a thick duricrust layer of up to six metres in thickness. Slopes are either pisolithic clays, clays or colluvium. A mature tropical forest grows on the Brokolonko ridge and on the surrounding lower-lying plains. Rock outcrops are scarce and limited to road cuts and creek beds. General illustrations of the physiography of the project area are shown in Figure 4.

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Figure 4: Typical Landscape and Infrastructure in the Saramacca Project Area

Source: IAMGOLD-RGM

A: Field office

B: Core logging facility and temporary storage

C: Camp

D: Dispatch of samples to mine site

E: Typical physiography looking west

F: Typical physiography looking northeast

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5	History

Exploration in Suriname dates back to 1600-1800 where British, Dutch and French colonists explored along the main rivers of the Guianas in search for gold and other riches. Expeditions became more scientific and political in nature in the 19th century, at the end of which much geological research was encouraged for the economic exploitation of natural resources in the interior, especially for gold.

In more recent years the Republic of Suriname, through a geological reconnaissance programme lead jointly by the Geological and Mining Service of Suriname (Geologisch Mijnbouwkundige Dienst van Suriname, abbreviated to GMD) and the University of Amsterdam, conducted large-scale mapping over vast portions of the country, including the Saramacca area. Various photogeological studies, field studies and mapping programmes, focusing primarily on gold and bauxite, were performed until the 1970’s by the GMD. No specific study appears to have been executed on the Saramacca gold project area at that time.

5.1	Prior Ownership and Changes

The first recorded exploration on the Saramacca gold project was undertaken by Golden Star Resources Ltd. (Golden Star) in 1994. During this time, the Saramacca concession was part of a larger grants package known as Kleine Saramacca.

In August 2006, Golden Star signed a joint venture with Newmont Mining Corporation (Newmont), whereby Golden Star would remain the operator of the Saramacca gold project. In 2007 and 2008 Newmont funded all exploration activities at Saramacca, with Golden Star personnel managing the project. During 2009, Newmont earned a 51 percent interest in the Saramacca gold project by spending $6.0 million on exploration expenditures, and took over management of the programmes. In November 2009, Golden Star entered into an agreement to sell their interest in the Saramacca joint venture to Newmont for approximately $8.0 million. In December 2012, all requirements for the sale and transfer were met, and ownership and control of the Saramacca gold project was turned over to Newmont for total consideration of $9.0 million in cash.

In 2013, the property was returned to the Republic of Suriname. RGM signed a Letter of Agreement with the Republic of Suriname on August 30, 2016, to acquire the rights to the Saramacca gold property.

5.2	Previous Exploration Work

The Saramacca property has been explored since the 1990’s, principally by Golden Star and later as a joint venture between Golden Star and Newmont. Much of the work focused on the discovery and delineation of Anomaly M, which was the subject of successive auger and core drilling programs, with 90 core boreholes and over 200 auger holes completed in the anomaly area. Anomaly M became the Saramacca gold project after IAMGOLD-RGM carried out exploration work in 2016 and 2017.

Previous exploration work performed on the Saramacca gold project is described in greater detail in Section 8.

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5.3	Previous Mineral Resource Estimates

There are no previous mineral resource estimates published by Golden Star or Newmont for the Saramacca gold project.

5.4	Historical Production

There has been no historical production on the Saramacca gold project. There are, however, minor small-scale mining activities in the surrounding portions of the concession.

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6	Geological Setting and Mineralization

6.1	Regional Geology

The Saramacca gold project is situated in the Paleoproterozoic Marowijne Greenstone Belt, an underexplored belt host to the Rosebel (IAMGOLD) and Merian (Newmont) gold mines, and several local small to medium scale gold mining operations in Suriname. The Marowijne Greenstone Belt is part of the Guiana Shield that covers parts of Venezuela, Guyana, Suriname, French Guiana and northern Brazil (Figure 5). The Guiana Shield is mainly composed of granitoids, and the presence of greenstone belts is confined to the northern portion of the shield.

In Suriname, sedimentary and volcanic units of the greenstone belt are grouped into the Marowijne Supergroup, which is divided into the Paramaka and Armina formations (Figure 6). The Paramaka Formation consists primarily of a volcanic pile dominated by basalts, whereas the Armina Formation is constituted of flysch sequences comprised of greywacke and mudstone. Tonalite-trondjhémite-granodiorite (TTG) plutonism contemporaneous to volcanism resulted from the consumption of a juvenile crust during the Main Transamazonian Orogeny. Ultramafic rocks of the Bemau Complex occur in the south near the margin of the Marowijne Supergroup with the granitoids.

The plutonic and volcano-sedimentary rocks are unconformably overlain by the upper detrital series of the Rosebel Formation, which is comprised of an arenitic quartz-rich sequence interlayered with polymictic conglomerates. This sedimentary sequence was deposited in an intracontinental environment in pull-apart basins, which was developed during late stages of the Transamazonian Orogeny. Synchronously with the formation of those basins, granitic magmatism took place in the eastern part of the Guiana Shield.

The Transamazonian Orogeny, constrained between 2.26-2.08 Ga, can be divided into two main episodes. The early stage of orogenic events comprises a period of oceanic crust formation at 2.26-2.20 Ga between the Amazonian and African Archean cratons. This was followed by north-south convergence of the Amazonian and African cratons and southward subduction of oceanic crust, resulting in the formation of greenstone belts and TTG magmatism (D1 phase, 2.18-2.13 Ga). Movement evolved from north-south convergence to oblique convergence at closure of the pull-apart basin, characterized by northeast-southwest sinistral strike slip movement, crustal stretching and subsequent creation of pull-apart basins along the North Guiana Trough (D2a phase, 2.11-2.08 Ga). Continued crustal thinning led to dextral shearing and coeval granite emplacement. Crustal thinning also caused mantle upwelling and development of normal faulting and granulite facies metamorphism, as demonstrated by the Bakhuis horst (D2b phase, 2.07 – 2.06 Ga) [Delor et al, 2003].

Gold mineralization of the Rosebel gold mines is developed as orogenic gold-bearing quartz veins within or at the contact of the Rosebel Formation. Gold mineralization formed during a rotation of the stress regime from northeast-southwest to north-south, causing a shift from transtensional sinistral strike-slip to dextral transpressional deformation. This mineralization event is interpreted to be late in the geotectonic framework and to postdate the granulite grade metamorphism (Daoust et al, 2011).

Younger Proterozoic and Permo-Triassic diabase dykes cut the Marowijne Supergroup.

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Figure 5: Geological Map of the Guiana Shield

Source: Modified from Delor et al. (2003) in Daoust et al. (2011)

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Figure 6: Regional Geology Setting of the Marowijne Greenstone Belt Showing Location of the Rosebel Gold Mine and Other Deposits

Source: Kroonenberg et al., 2016; IAMGOLD, 2017

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6.2	Property Geology

The Saramacca gold project is underlain by metabasalt of the Paramaka Formation (Figure 6). Younging from southwest to northeast, the main units of the Paramaka Formation are a massive basalt overlain by a thinner amygdular basalt unit and a thick unit of pillowed basalts. Rocks have been metamorphosed to the greenschist facies and have developed an assemblage of actinolite-chlorite-epidote-plagioclase. Rare, barren, thin felsic dykes crosscut the pile.

The massive basalt is a homogeneous, green, medium-grained unit in which leucoxene sporadically develops. Its thickness is unknown, but exceeds 50 metres. The basalt’s northeastern contact with the amygdular unit is commonly obliterated by hydrothermal alteration.

The amygdular basalt unit is a greenish grey color, to buff color where hydrothermally altered. Quartz amygdales are generally one to three millimetres in diameter and constitute up to five percent of the rock.

The pillowed basalt is over 75 metres thick and shows typical periodic arcuate selvages in the core. It is of a medium to dark green color and is commonly moderately magnetic.

Some graphitic shears appear to be spatially associated to the main mineralized structure.

6.3	Structural Geology

A structural geology review was undertaken by SRK to study the Saramacca gold deposit and assist with geological interpretation and modelling (SRK, 2017). The structural review focused on the following aspects:

•	Reviewing available core to identify and characterize the main structures controlling gold mineralization.

•	Reviewing available oriented core to extract key information about the orientation of controlling structures and diligently integrate the data in the geological model.

•	Defining the preferential orientation and the controls on higher grade gold mineralization and determine whether high grade sub-domains should be modelled within the existing gold domains.

•	Investigating the distribution, geometry, and kinematics of post-mineralization structures that could have displaced the gold domains.

•	Characterizing the nature, geometry, and distribution of gold-bearing breccia and vein fields to ensure that the modeled gold domains properly reflect their distribution.

Located at the contact between the massive and pillowed basalts, the Faya Bergi fault zone is a major brittle-ductile vertical dip-slip fault zone with which gold mineralization is associated with. Typical brittle features include cataclasite, gouge, fractured zones and striated fault slip planes (Figure 7) and typical ductile features include shear foliation and minor folding (Figure 8). Several sub-parallel minor shear zones occur on either side of the fault zone.

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Figure 7: Example of Typical Brittle Features, Faya Bergi Fault

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Figure 8: Example of Typical Ductile Features, Faya Bergi Fault (SRK, 2017)

Within the Faya Bergi fault and secondary sub-parallel structures, several strain markers were observed in core, including:

•	Striations on slip surfaces (graphitic shear zone and vein)

•	Mineral (stretching) lineations on foliation planes

•	Folded veins and folded foliation

•	Boudinaged dolomite and quartz veins

•	Pressure shadows around vein boudins

•	Flattened/elongated cataclasite fragments and amygdales

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These strain markers were observed consistently throughout the drilled area and suggest the Faya Bergi fault is a dip-slip fault. All kinematic indicators suggest the northeast block moved up, relative to the southwest block (Figure 9).

Figure 9: Strain Markers Observed in Core at the Saramacca Gold Project (SRK, 2017)

6.4	Mineralization

Mineralization at the Saramacca gold project is principally hosted within a series of north-northwest trending structures ranging between two metres and 40 metres in width over a strike length of 2.2 kilometres, which is open along strike. Several sub-parallel structures have been identified, however, only the Faya Bergi and Brokolonko structures are mineralized over a continuous distance. The other structures are variably mineralized, though more drill testing is required to test their prospectivity.

The Faya Bergi and Brokolonko structures are related to a major brittle-ductile vertical dip-slip fault zone located at the contact between the sequence of massive and pillowed basalt along the thinner amygdular unit. Various kinematics suggest that the northeast block moved up relative to the southwest block.

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Mineralization is open at depth in fresh rock, and extends to the surface into the thick soft saprolite and laterite surficial layers. Mineralization is contemporaneous with brittle and ductile features and is associated with hydrothermal dolomite (veins and breccias) and pyrite, and minor arsenopyrite. Dolomite breccias are characterized by repeated “crack/seal” and dilational infilling textures. These veins are also boudinaged and folded, forming within an active dip slip environment (Figure 10). Higher grade gold is typically associated with dolomite breccias and pyrite mineralization, with the best gold grades located along thick fault segments to the northwest.

The alteration pattern enclosing the fault zone shows the destruction of magnetite and the formation of leucoxene at distal ranges. Carbonate-chlorite alteration becomes more dominant with increasing proximity to the Faya Bergi fault. Within the fault zone, the protolith is destroyed by quartz-dolomite-pyrite and minor mica. The alteration footprint is commonly wider in the northeast block (pillow basalt) and can extend up to 50 metres from the fault zone, while in the southwest block (amygdaloidal and massive basalts) it is observed up to 15 to 20 metres from the fault zone. The larger northeast alteration footprint may be ascribed to the presence of smaller, variably mineralized, subsidiary fault and shear zones northeast of the Faya Bergi fault.

Figure 10: Gold Mineralization within the Faya Bergi Fault

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7	Deposit Types

In addition to the shear/fault-hosted mineralization found at Saramacca, gold endowment in the western portion of the Marowijne greenstone belt is expressed in various mineralization styles. All gold occurrences are structurally controlled and are interpreted to be members of the orogenic gold mineralization category.

Exploration techniques used to explore for the described deposit types include surface rock and soil sampling in conjunction with detailed structural and geological mapping. Geophysical surveys, particularly magnetic, electromagnetic, and induced polarization methods are useful in defining structural zones that may be auriferous.

7.1	Orogenic Gold-Rich Veins

The Rosebel mining camp comprises eight distinct gold deposits distributed along two major structures. The northern structure is a subvertical west-northwest – east-southeast shear zone that preserves evidence of dextral strike-slip followed by normal faulting. The southern structure is an east-west reverse fault along which gold deposits are mainly hosted in the footwall. Gold mineralization is associated with quartz vein arrays developed along pre-existing structural heterogeneities, such as stratigraphic contacts and fold hinges.

Four main sets of veins are recognized in the district: shear veins, north-south tension veins, stacks of north-dipping tension veins, and anticline-hosted tension veins. Mineralized quartz veins are typically associated with a wall rock alteration assemblage comprising sericite, chlorite, carbonate, tourmaline, pyrite and pyrrhotite.

Veins are nearly undeformed brittle-ductile quartz-carbonate veins with only minor sulphides (less than five percent pyrite and lesser amounts of pyrrhotite) and are generally found in close proximity to the contact between the younger unconformable Rosebel Formation sediments and the older Paramaka mafic volcanics.

As of end of year 2016, RGM’s eight open pits have produced 4.5 million ounces of gold. Total resource including historical gold production and current resources total to 13.8 million contained ounces of gold (IAMGOLD Corporation, 2017).

7.2	Silicified Bodies

The Overman gold deposit is a silicified shear zone interpreted to have formed in a thrusting environment. It is developed in the Armina sediments where it is in structural contact with the mafic volcanics of the Paramaka Formation. Mineralization chiefly consists of pyrite with lesser amounts of marcasite and trace amounts of covellite, arsenopyrite, pyrrhotite, proustite, pyrargerite, native silver and magnetite. Iron oxides and rutile are common. Gold occurs as extremely fine isolated ovoid crystals, locally in spatial association with hematite.

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7.3	Intrusion-Related Gold Mineralization

The geological setting of the Gunzi prospect located along the Saramacca Trend is poorly understood as the area is still underexplored. Low sulphide quartz-carbonate veins were injected in small granitic intrusive bodies within the intermediate to mafic volcanics of the Paramaka Formation. Sulphides mainly consist of pyrite in amounts generally less than three to five percent. Gold is either associated with pyrite or occurs as free gold.

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8	Exploration

8.1	Golden Star Resources Ltd and Newmont Mining Corporation (1994 to 2010)

The Saramacca concession was formerly part of a larger grants package owned by Golden Star, formerly known as Kleine Saramacca. Other concessions of the package included Moeroekreek (often referred to as the Sarafina concession) to the northwest, and the Saramacca grant (now called Brokolonko) to the northwest of the Moeroekreek concession. Historical regional-scale reconnaissance work was performed over an extent greater than the entire package and without consideration of the concession boundaries. The exploration work performed by Golden Star and subsequently by a joint venture between Golden Star and Newmont is summarized in Table 1 and shown in Figure 11. More drilling information is presented in Section 9.

Table 1: Summary of Exploration Work Completed by Golden Star and Newmont at the Saramacca Gold Project

	Year	Type of Work	Comments
Golden Star Resources Ltd	1994	Regional airborne magnetic and radiometric survey	Over Saramacca grant package and Rosebel area concessions
	1997	Stream sediment sampling on 8 to 15 km2 drainage basin for Bulk Leach Extractable Gold (BLEG)	Identification of anomalous alluvium in slopes of Brokolonko Range
	1998	Stream sediment sampling on > 6km2 drainage basin for BLEG
	2002-2005	Shallow soil sampling on 800 m by 100 m grid (locally 1,200 m by 100 m) along Brokolonko Range	Several gold anomalies highlighted, amongst them, Anomaly M, which was sampled with a smaller grid defining a 4.5 km long >100 ppb soil anomaly
	2005	Deep auger sampling on 200 m by 50 m grid over Anomaly M	Definition of a 2,000 m by 500 m >200 ppb anomaly
	2005	24 core boreholes for 1,307.24 m	Confirmation of the existence of in situ mineralization
Golden Star - Newmont JV	2006-2007	IP Survey over geochemical anomaly and drilled area

The initial gradient array survey defined a series of linear chargeability and resistivity features, trending roughly parallel to the ridge. Following this, several dipole-dipole survey lines were done perpendicular to these features, giving a three-dimensional view of the IP characteristics of the target area

	2008	30 core boreholes drilled for 3,566.27 m	Confirmation of subvertical mineralized structures with a continuity along strike (130°)
	2010	36 core boreholes drilled for 4,419.97 m. In total 90 core boreholes have been drilled for 9,293.48 m

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Figure 11: Location of Historical Exploration Work Conducted by Golden Star and Golden Star/Newmont

Airborne reduced-to-pole 1st derivative magnetic survey map (Aerodat, 1994), BLEG catchments, and shallow auger samples (black). UJV perimeter shown by red dashed circle.

8.2	IAMGOLD-RGM Corporation (2016 to 2017)

The main exploration activities carried out by IAMGOLD-RGM since its involvement in the Saramacca gold project include core and reverse circulation drilling, and some mapping.

More information regarding drilling is discussed in Section 9.

8.2.1	Geological and Regolith Mapping

Geological and regolith mapping was completed from January to March 2017, over the footprint of the Saramacca resource area (Figure 12 and Figure 13). Road and drill pad construction created numerous cuts in the topography to expose the regolith and enable detailed mapping on a scale of 1:500.

Rock outcrops are scarce in the area.

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Figure 12: Colluvium Unit with Fragments of Duricrust and Indurated Saprolite (top). Contact of Colluvium with Basalt Saprolite (bottom)

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The northern slope of the Brokolonko Ridge area, where most drilling was performed, is dominated by colluvium overlying saprolite or massive to mottle clay. The colluvium comprises of unsorted clasts of iron oxide, duricrust, indurated saprolite and pisoliths floating in a beige clayey matrix (Figure 12). This colluvium layer varies in thickness from one meter to 3.5 meters and is in contact with saprolite or mottled zone (Figure 12). The top of the ridge is covered with discontinuous duricrust carapace which can locally reach six metres in thickness. Large blocks of ferricrete up to five metres in diameter sit on top of the duricrust in the northwestern portion of the area.

Figure 13: Regolith Map of the Saramacca Gold Project

High Grade and Low Grade Mineralized Zones Projected to Surface

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9	Drilling

9.1	Introduction

Golden Star, and later as a joint venture with Newmont Mining Corporation, conducted three phases of core drilling totalling 90 boreholes (9,293 metres) between 2005 and 2010 on the Saramacca concession.

Exploration activities, mainly core and reverse circulation drilling resumed in October 2016 after RGM signed a Letter of Agreement with the Republic of Suriname to acquire rights to the Saramacca gold property.

In total, 270 core boreholes totalling 43,518 metres and 37 reverse circulation boreholes totalling 4,506 metres have been completed to date on the Saramacca mineralized zone, with a few boreholes on peripheral deep auger or Induced Polarization (IP) anomalies. A breakdown by period and company is given in Table 2.

Table 2: Statistics of Drilling Conducted on the Saramacca Gold Project to Date

	GSR		GSR/NMT		GSR/NMT		IAMGOLD
	2002-2005		2006-2008		2009-2010		2016		2017		Total
Hole Type	No.	metres	No.	metres	No.	metres	No.	metres	No.	metres	No.	metres
Deep auger	157	1,160	241	1,905							398	3,065
Core drilling	24	1,307	30	3,566	36	4,420	67	14,622	113	19,603	270	43,518
Reverse Circulation drilling							37	4,506	—	—	37	4,506

No. = Number of boreholes, GSR = Golden Star, NMT = Newmont

9.1.1	Golden Star 2005

An initial program of 24 shallow core boreholes totalling 1,307.2 meters was carried out on soil anomaly M during 2005 by Golden Star (Figure 14). Boreholes were 50 to 70 metres in vertical depth and did not exceed 81 metres in drilled depth. Drill orientations were 215°E (grid south), except for MA020 and MA021 at 035° (grid north) and MA023 and MA024 at 250.5°. Borehole inclinations were -45° except for MA001, MA002, and MA022 at -55°, and MA023 and MA024 at -50°. Several boreholes intersected mineralized shear zones.

Although geological and assay data were available in the data package provided by the Republic of Suriname, there is no documentation on the drilling and sampling processes.

9.1.2	Golden Star- Newmont JV 2008

Following geological mapping and an intensive deep auger program, a second phase of core drilling was carried out from May to November 2008 (Figure 14). A set of 30 boreholes totalling 3,566.3 metres tested the strike and depth extension of the mineralized shears encountered in previous boreholes, the main IP anomalies and other geochemical targets on the Saramacca property. The deepest borehole drilled was 200.8 metres. Canadian-owned, and Suriname-based, SureCore Portable Diamond Drilling was contracted to execute the drilling activities.

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9.1.3	Golden Star- Newmont JV 2010

Newmont performed a third phase of core drilling comprising 36 boreholes totalling 4,420 metres between May and November 2010 covering the extent of the mineralized footprint (Figure 14). Drill orientations were 215°E (grid south), except for GMDH-033 and GMDH-034 at 035° (grid north). Borehole inclinations were systematically -50°. The maximum borehole depth was 198 metres, while the average borehole depth was 123 metres. Drilling included three short boreholes (GMDH-051 to GMDH-054) that were less than 13.5 meters deep to collect duricrust samples for metallurgical tests. SureCore Portable Diamond Drilling was contracted to execute the drilling activities.

There is no documentation on the drilling and sampling procedures followed by Golden Star and Newmont from 2005 to 2010.

9.1.4	IAMGOLD-RGM 2016-2017

IAMGOLD-RGM drilled 180 core boreholes totalling 34,225 meters and 37 reverse circulation boreholes totalling 4,506 meters in a two-phase drilling program executed between October 2016 and April 2017 (Table 3 and Figure 14).

Included in the first phase of drilling, IAMGOLD-RGM twinned 17 of the 90 historical boreholes with core boreholes as part of a due diligence process from October to December 2016. The program aimed to expand the mineralized footprint by testing the continuity along strike at a 50-metre by 100-metre spacing.

From January to April 2017, IAMGOLD-RGM followed up on 2016 drilling results and initiated an infill core drilling programme at a 50-metre by 50-metre spacing, with focus on delineating a potential saprolite resource. One additional historical borehole was twinned to ensure a good spatial distribution of IAMGOLD-RGM boreholes across the mineralized footprint.

Significant intervals intersected by IAMGOLD-RGM during core drilling on the Saramacca gold project between 2016 and 2017 are summarized in Table 4.

Table 3: Summary of Drilling Performed by IAMGOLD-RGM in 2016 and 2017

	2016		2017		Total
Hole Type	boreholes	metres	boreholes	metres	boreholes	metres
Validation of historical core boreholes	17	2,857	1	146	18	3,003
Exploration and infilling core boreholes	50	11,765	112	19,457	162	31,222
Total core boreholes	67	14,622	113	19,603	180	34,225
Reverse Circulation	37	4,506	—	—	37	4,506

Grand Total	104	19,128	113	19,603	217	38,731

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Figure 14: Location of all Drilling Performed on the Saramacca Gold Project

High Grade and Low Grade Mineralized Zones Projected to Surface.

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Table 4: Significant Intervals Intersected During Core Drilling on the Saramacca Gold Project Between 2016 and 2017

Hole ID	From (m)	To (m)	Thickness (m)	Au (g/t)	Section	True Width* (m)
SMDD16-002	208.5	226.5	18.0	5.35	1700NW	10.92
SMDD16-011	76.5	94.5	18.0	5.44	1700NW	10.06
SMDD16-012	34.5	112.5	78.0	3.98	1900NW	46.22
SMDD16-017	25.5	49.5	24.0	4.78	475NW	13.45
SMDD16-042	0.0	55.5	55.5	1.99	1700NW	31.62
SMDD16-042	216.5	263.0	46.5	3.67	1700NW	33.96
SMDD16-053	10.5	111.5	101.0	3.71	1300NW	15.00
SMDD16-054	72.0	94.5	22.5	5.71	1100NW	12.24
SMDD16-056	151.5	175.5	24.0	4.51	500NW	12.34
SMDD16-064	112.5	123.5	11.0	7.76	2200NW	6.22
SMDD17-068	169.3	186.0	16.7	9.93	600NW	10.80
SMDD17-074	277.4	310.0	32.6	4.05	1700NW	25.70
SMDD17-074	317.3	335.0	17.8	6.65	1700NW	14.40
SMDD17-077	14.5	75.0	60.5	40.91	1750NW	40.70
SMDD17-079	265.5	282.3	16.8	7.04	1750NW	14.70
SMDD17-084	135.0	155.0	20.0	4.26	1750NW	11.20
SMDD17-084	163.0	182.5	19.5	9.66	1750NW	10.40
SMDD17-085	188.0	240.6	52.6	5.33	550NW	32.40
SMDD17-087	69.0	79.5	10.5	11.35	1950NW	6.70
SMDD17-091	0.0	23.5	23.5	7.41	550NW	15.00
SMDD17-095	136.0	151.7	15.7	8.32	500NW	11.00
SMDD17-097	12.0	57.0	45.0	2.70	1650NW	21.00
SMDD17-101	196.0	216.5	20.5	4.18	450NW	11.20
SMDD17-110	0.9	77.5	76.6	7.89	1150NW	41.80
SMDD17-125	148.0	179.0	31.0	3.81	1650NW	17.80
SMDD17-130	180.0	226.5	46.5	3.07	1650NW	25.37
SMDD17-133	119.6	165.0	45.4	2.38	1900NW	24.80
SMDD17-138	151.5	195.0	43.5	12.26	1750NW	23.70
SMDD17-156	191.5	201.8	10.3	7.99	1700NW	6.55
SMDD17-168	75.0	116.0	41.0	5.56	1250NW	20.19

*	True width estimates for a 142/85 mineralized structure

(5.0m composites, 5.0m waste, 0.5g/t cut off)

9.2	Drilling Procedures and Approach

9.2.1	Golden Star and Newmont (2005 to 2010)

IAMGOLD-RGM did not receive information from the Republic of Suriname regarding the drilling procedures, methodology and approach historically used by Golden Star and Newmont. SureCore Portable Diamond Drilling was contracted by Golden Star and Newmont for the 2008 and 2010 drilling programmes.

9.2.2	IAMGOLD-RGM (October 2016 to April 2017)

All core drilling was performed by Major Drilling using three track-mounted UDR drill rigs. Reverse circulation drilling was contracted to FTE Forage, who used one Schramm T450 reverse circulation drill rig. An ancillary support of Hurricane B6 booster and Sullair 1,350 cfm at 350 psi or 1,100 cfm

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at 500 psi compressors was added to push off groundwater. The same procedure as for core drilling is implemented during the pre-drilling, rig set-up and post-drilling stages.

Borehole azimuth was typically 215 degrees, apart from a few being scissor holes designed at 035 degrees to confirm the width or dip of the mineralized zone, test the footwall at higher elevation and/or circumvent areas with poor ground condition. Boreholes were generally drilled at -50 degrees with some between -47 degrees and -55 degrees. All core boreholes were drilled with HQ core rods to penetrate a few metres into fresh rock. When boreholes reached solid fresh rock, they were downsized to NQ until the end of hole. Core borehole length varied from 75 metres to 390 metres. Reverse circulation borehole diameter was 140 millimetres, with an average length of 122 metres and a maximum length of 150 metres.

Prior to building drilling pads, proposed boreholes were located by GPS. In October and November 2016, boreholes were located by IAMGOLD-RGM technicians with a hand-held Garmin GPS. Starting in November 2016, a surveyor using a total station was contracted to locate all boreholes. IAMGOLD-RGM uses UTM coordinates set in Zone 21N, WGS 1984.

An inventory of trees to be cut is completed before any earthwork is initiated. Once access and pads are completed, a pre-drilling inspection is signed off for every borehole by a representative from IAMGOLD-RGM and a Major Drilling foreman. When approved, IAMGOLD’s technicians install three front sights for the rig to align along the planned azimuth. The drill rig is mobilized to the pad under the supervision of a Major Drilling foreman, and alignment is done under the supervision of IAMGOLD-RGM technicians. Once the rig is set up, the inclination of the mast is measured by a clinometer and drilling can commence.

Down hole surveys are done using a Reflex EZ-TRAC, taking single and multi-shot readings starting at 20 metres, and every 50 metres thereafter until the borehole is terminated by the geologist. When drilling is complete, multi-shot readings are taken every three metres as the rods are pulled out. Down hole surveys are downloaded from the Reflex EZ-TRAC to a laptop at the Saramacca camp and the file is imported directly into the main database. From April 6 to 19, 2017, the Reflex EZ-TRAC became defective. IAMGOLD-RGM resorted to using a Tropari to perform the down hole surveys of the 18 boreholes drilled during this period.

Once a borehole is complete, a capped PVC pipe is inserted into the collar. The borehole ID is written with permanent marker on the PVC pipes and an aluminum tag engraved with the borehole ID is attached to the PVC. Contracted professional surveyors of CM-Engineering from Paramaribo, Suriname determine the final coordinates of the collar using a Total Station and the coordinates are sent to the database manager for import. At the end of the drilling campaign, 20 boreholes were re-surveyed by the same surveyor as part of validation using DGPS.

Core orientation using a Reflex ACTII tool was done on 40 core boreholes. The orientation point is reflected on the bottom of the core by a mark and an extended line on the side emanating from the orientation mark at the bottom. To begin measurements of structural data, the orientation mark is extended over the core, where applicable, with arrows pointing down-hole using a red china marker. Core orientation measurement is mostly done by a protractor-ruler and a wrap-around protractor. Some boreholes were measured using Reflex IQLOGGER in March and April 2017 as a first trial to test this technology.

Throughout the drilling campaign, IAMGOLD-RGM staff continuously monitored the different facets of drilling to ensure adherence to health and safety, environmental and drilling protocols of the company.

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All geological logging including lithology, alteration, mineralization and down hole structure was performed by IAMGOLD-RGM geologists. Data entry was done directly in CoreLogger (Gems module) using Panasonic Toughbooks. CoreLogger includes some validation tools to prevent nested intervals, intervals deeper than the end of a hole and duplicate sample numbers.

All digital data generated is stored in RGM’s servers at the minesite.

9.3	Core Sampling Method and Approach

9.3.1	Golden Star and Newmont (2005 to 2010)

IAMGOLD-RGM did not receive information from the Republic of Suriname regarding the sampling method and approach historically used by Golden Star and Newmont.

9.3.2	IAMGOLD-RGM (October 2016 to April 2017)

Core Drilling

IAMGOLD-RGM possesses standard operating procedures (SOP) of all sampling methods that are strictly followed by its staff and personnel. These procedures are reviewed on a regular basis dependent on site conditions and other specific requirements. All sample information is stored in a secure database especially programmed for IAMGOLD by GEMCOM.

Core boxes are brought from the drill pads to the Saramacca exploration camp by IAMGOLD-RGM technicians daily. Geotechnical and geological logging as well as the marking of all sampling intervals is done at the Saramacca camp by IAMGOLD-RGM geotechnicians and geologists. Core boxes are then transported to the RGM mine site for splitting and sampling of half core. Coreshack leaders insert control samples as per the geologists’ instructions and prepare shipments to the primary lab, Filab Suriname N.V. (Filab) in Paramaribo. A chain of custody (COC) form is signed off at each step by the recipient and accompanies the core always.

Sampling interval ranges from 0.5 metres to 1.5 metres, but in rare cases where core recovery is poor, the interval is extended to enclose fixed metre marks. Visual geological indicators such as changes in lithology, weathering, alteration, mineralization and structure, and changes in hole diameter are taken into consideration in the identification of sampling boundaries. Core is entirely sampled from top to bottom. The sampling procedure is as follows:

At the Saramacca exploration camp:

•	Core is reassembled and cleaned if needed, and orientation lines are drawn by the geologist or geotechnician with arrows along the line pointing downhole.

•

Geotechnical logging is completed by the geotechnician, who records core recovery, hardness of the core, RQD, joints, fractures and the weathering facies into GemsLogger software using a laptop. Meter marks are placed on the side of the core box.

•

Geological logging is performed by IAMGOLD-RGM geologists who verify the geotechnical logging, mark the sampling intervals with a red china marker, assign the sample number and insert a sample tag at the end of each sampling interval. A vertical line is drawn with a red china marker on the side of the core box at sample boundaries with two arrows on each side pointing away from the line to indicate the beginning and end of a sample interval. In fresh rock, the same markings are done additionally on the core.

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•

A black cutting line is drawn along the core and perpendicular to the main fabric by the geologist or technicians to delineate two symmetrical halves. This line serves as a guide for core splitting at the RGM mine site.

•	Where core orientation is available, the core is split along the orientation line; the orientation being preserved by the arrows along the line pointing downhole.

•

A sampling log is prepared by IAMGOLD-RGM geologists with required control samples (blanks and certified reference materials) as per quality assurance and quality control procedure. For the beginning of every hole, a rock blank is inserted. Then, certified reference materials and blanks are inserted alternately every 10 sample.

•

Location of specific gravity (SG) determination samples are marked by blue flagging tape tagged on the side of the core tray divider, on which the geologist writes the from and to of the SG sample to later be collected at the RGM mine site.

•

Preliminary core photographs of all core boxes are taken before they are transported to the RGM mine site. Boxes are loaded onto a truck owned by Vonkel, a long-term contractor who also provides field work services. The chain of custody accompanies the core boxes and is signed off at each step from the drill pad to the final delivery to the lab.

•	The completed digital geological and geotechnical logs are then sent through email to the database manager to be imported in the database.

At the RGM mine site:

•

Sampling is carried out by IAMGOLD-RGM samplers and technicians under the supervision of IAMGOLD-RGM geologists and core shack supervisors who insert control samples and prepare shipment to the laboratory.

•	Once at the RGM mine site core shack, core boxes are sorted on logging tables.

•	Photographs of wet and dry core with inserted sample tags are taken of every core box prior to cutting.

•

A machete is used to cut soft and saprolite rock in two symmetrical halves while a diamond core saw is employed for hard rock. Core is halved along cutting lines or orientation lines previously drawn at the Saramacca camp.

•	Half core is consistently collected from one side and put into a plastic sample bag with the sample ID marked and corresponding sample tag attached to bag.

•	Wood blocks are inserted in core trays at one metre intervals to secure the position of core in the boxes

•

SG samples previously identified in core trays by blue flagging tape are collected (10 to 20 centimetres of half-core) and a sample tag with a unique SG sample ID is tagged to the core tray where the sample was taken. The core shack leader writes a list of all SG samples taken with their sample ID and from and to values. The list is entered in the database by either the geologist who logged the hole or the database manager. Note that SG samples are collected after assay samples are taken to ensure entire intervals are assayed and there is no gap where an SG sample was collected.

•

Using the sampling list provided by IAMGOLD-RGM geologists, the core shack leader prepares control samples (blanks and certified reference materials) to be inserted with core samples and takes a photograph of the control samples with their sample tags attached. The core shack leader then erases the manufacturer’s labels from the aluminum foil sachets and places tagged control samples in individually labeled sample bags.

•	Control samples are sequentially inserted amongst samples by the core shack leader.

•

Samples are packed in groups of four in rice bags labeled with the Company name (IAMGOLD), the sample number interval, the internal project code number, total number of samples in the bag and the rice bag number.

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•	The core shack leader prepares one submittal form per borehole so that one submittal contains only one complete borehole and then signs the COC.

•	Rice bags and accompanying submittal and COC forms are transported to Filab Suriname N.V. by a truck owned and operated by Vonkel.

•	The closed core boxes are piled chronologically per hole on a wooden pallet and kept for future reference.

Reverse Circulation Drilling

Sampling is supervised by an IAMGOLD-RGM geologist or technician at the drill site. FTE Forage drilling personnel collect the samples from the Metzke cyclone splitter, while IAMGOLD-RGM personnel are responsible for further handling of the samples including weighing, tagging and logging using GemsLogger on a laptop or tablet. All further sample handling in preparation for shipment to Filab is done at Saramacca camp.

At the drilling site:

•

IAMGOLD-RGM’s technician and/or geologist ensures that the drill crew has all necessary material required to start drilling including pre-labelled sample bags (clearly stating only the hole number and sample interval) and nylon cable ties or flagging tape.

•	The drill crew must level the cyclone splitter before drilling to ensure drill cutting distribution between the four chutes remains constant.

•	Three samples are collected from the cyclone splitter per two-metre interval, as shown in Figure 15.

•	The sample distribution in the cyclone splitter is arranged so that the assay sample weighs approximately three kilograms, while the remaining drill cuttings are collected as back-up sample.

•

The samples are collected by the drill crew with utmost care to avoid contamination. The assay and back-up samples are collected continuously from the first and second chute, and the third chute is used every 25 samples to collect a field duplicate.

•

The assay samples are weighed, tagged and logged at the drill site (logged if a geologist is present at the drill site). A representative scoop of sample is taken from the sample bag and placed in a chip tray for future reference.

•

The back-up samples are tied, sorted in sequence with the sample bag opening folded down, covered with tarpaulin and left on the drill pad. Once assay results are received and quality assurance and quality control procedures are completed, the decision can be made to store or discard the back-up samples.

•	The cyclone splitter is cleaned before drilling a new hole and at each rod change to minimize contamination.

•	Assay samples are transported to the Saramacca camp by the IAMGOLD-RGM crew.

At the Saramacca camp:

•	The samples are sorted in sequence. Irregularities, such as missing samples, are reported to the IAMGOLD-RGM geologist responsible for reverse circulation drilling.

•

If not already done in the field, the geologist logs the drill cuttings accordingly, paying attention to weathering, alteration, texture, structure, mineralization and veining. Sample weight and sample numbers are entered into GemsLogger.

•	Control samples are inserted into the sequence by the geologist.

•	A photo of the chip trays for each borehole is taken for future reference.

•	Sample tags are assigned by the geologist.

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•	Sample bags are placed in rice bags. The sample number intervals and total number of samples in that bag are written on the rice bag.

•	Rice bags are shipped along with accompanying submittal and COC forms to Filab Suriname N.V. by a truck owned and operated by Vonkel

Figure 15: Reverse Circulation Drilling Sample Flowchart

Sample Identification

Borehole identification codes comprise four parts: the project ID (SM for Saramacca), the type of drilling (DD for core drilling or RC for reverse circulation drilling), the year (16 or 17) and a sequential sample number starting at 001 for the first borehole drilled in 2016 to 180 for the last borehole drilled in 2017, or 037 for the last reverse circulation hole drilled. For example, hole SMDD17-101 was drilled on the Saramacca project as a core borehole drilled in 2017, and is the 101st core borehole drilled by IAMGOLD-RGM since the beginning of the drilling programme.

Sample identification codes consists of only one unique sequential number comprising seven digits. For example, #1060615.

All digital data associated with sampling is stored on the Suriname Exploration computer servers at the RGM mine site.

9.4	Specific Gravity

A total of 2,448 samples were sent to IAMGOLD’s Rosebel Gold Mine site laboratory for specific gravity (SG) determination. SG samples comprise segments of 10 to 20 centimetres of half core deemed representative of their respective unit. Samples are typically collected every 10 metres in soft oxidized material down to the transition zone, and thereafter every 25 metres in fresh rock. The frequency may locally increase to cover rapid changes in lithology to ensure all lithotypes are sampled.

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SG samples were collected from the top to the bottom of each core borehole in both mineralized and barren material. Soft samples are wrapped in plastic film and the wrapped sample with a tag is then put inside a thick paper sachet identified with a sample tag. Fresh, hard samples do not require to be wrapped.

Specific gravity is determined by the gravimetric method, where the material is covered in a paraffin wax coat and weighed in air and then suspended in water.

Once SG determination is completed, the lab returns the samples, which are then put back in their original core boxes. Results are transmitted electronically and entered in the database by the database manager.

As part of the quality assurance and quality control procedure, 147 samples of the 2,448 samples (6%) were sent to ALS Vancouver (secondary lab) for verification.

SG sample identification codes comprise five parts: The prefix SG-, the project ID (SM for Saramacca), the type of drilling (DD for core drilling), the year (16- or 17-) and a sequential sample number starting at 001 for the first SG sample collected in 2016 to 2,469 the last one taken at the end of the drilling programme. For example, SG-SMDD17-2004 is a SG sample collected in 2017 from a core borehole drilled at Saramacca and is the 2,004th SG sample collected by IAMGOLD-RGM since the beginning of the drilling programme.

9.5	SRK Comments

SRK is of the opinion that the drilling and sampling procedures adopted by IAMGOLD-RGM are consistent with generally recognized industry best practices. The applied drill pattern is sufficiently dense to interpret the geometry and the boundaries of the gold mineralization with confidence. The core samples were collected by competent personnel using procedures meeting generally accepted industry best practices. The sampling was undertaken or supervised by qualified IAMGOLD-RGM geologists. SRK concludes that the samples are representative of the source materials and there is no evidence that the sampling process introduced a bias.

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10	Sample Preparation, Analyses, and Security

10.1	Sample Preparation and Analyses

10.1.1	Golden Star and Newmont (Pre-2016)

There is no record of protocols for exploration work performed by Golden Star and Newmont from 2005 to 2010.

10.1.2	IAMGOLD-RGM (2016 to 2017)

Sampling procedures are described in Section 9.3. The samples considered for mineral resource modelling were prepared and assayed at Filab Suriname N.V. (Filab), a commercial laboratory independent from IAMGOLD-RGM and which is the representative of ALS Global in Suriname. It is an ISO 9001 (2008) and ISO/IEC 170250 certified laboratory, which is audited on a bi monthly basis by IAMGOLD-RGM staff.

Drill core and reverse circulation samples were prepared using the industry standard rock sample preparation procedure of drying, weighing, crushing, splitting and pulverizing.

Gold contents in both core and reverse circulation samples are measured by fire assay with atomic absorption finish on 50-gram aliquot (Filab code FA50). The pulps from the 2016 core drilling campaign were also assayed for a suite of 40 elements using four acid digestion and inductively coupled plasma emission spectroscopy (Filab code ICP40).

Check assays were performed at Filab and at ALS Global in Vancouver, Canada (ALS Vancouver). Coarse rejects were sent at Filab while the pulp rejects were analysed ALS Vancouver. No check has been performed on ICP samples. ALS Vancouver is accredited by Canadian Association for Laboratory Accreditation, Inc. (CALA) with accreditation number A1719.

The drill core and reverse circulation samples are transported exclusively by IAMGOLD-RGM personnel or by the independent contractor Vonkel between the drill site, Saramacca camp, RGM mine site and Filab Suriname. The samples are accounted for, recorded on the Chain of Custody (COC) form per borehole and signed off by both the sender and receiver of samples at each transportation stage between the drill site and Filab Suriname. The Chain of Custody forms are scanned, filed and stored both digitally and hard-copy after being signed off by the Filab Suriname representative receiving the shipment. Reference halved-core, pulps and rejects are stored within a secured perimeter at the RGM mine site.

10.2	Quality Assurance and Quality Control Programs

Quality assurance and quality control programs are typically set in place to ensure the reliability and trustworthiness of the exploration data. They include written field procedures and independent verifications of aspects such as drilling, surveying, sampling and assaying, data management, and database integrity. Appropriate documentation of quality control measures and regular analysis of quality control data are important as a safeguard for the project data and form the basis for the quality assurance program implemented during exploration.

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Analytical control measures typically involve internal and external laboratory control measures implemented to monitor the precision and accuracy of the sampling, preparation, and assaying. They are also important to prevent sample mix-up and monitor the voluntary or inadvertent contamination of samples. Assaying protocols typically involve regular duplicate and replicate assays and insertion of quality control samples. Check assaying is typically performed as an additional reliability test of assaying results. This typically involves re-assaying a set number of rejects and pulps at an umpire laboratory.

10.2.1	Golden Star and Newmont (Pre-2016)

There are no records of quality assurance and quality control protocols or performance for exploration work performed by Golden Star and Newmont from 2005 to 2010.

10.2.2	IAMGOLD-RGM 2016-2017

IAMGOLD-RGM follows a quality assurance/quality control protocol which involves:

•	The insertion of certified reference material (CRMs)

•	The insertion of certified pulp and rock blanks

•	The insertion of uncertified rock blanks purchased commercially, which were tested to be barren

•	Field duplicates in reverse circulation holes

•	Check assays (rejects and pulps)

•	Periodic audits at the primary laboratory, Filab Suriname N.V.

All drill core and reverse circulation primary samples, as well as coarse reject check samples, were assayed at the independent commercial Filab Suriname N.V. laboratory. All samples were analyzed by fire assay with atomic absorption finish (FA-AA) on a 50-gram pulp. Filab’s detection limit is 0.005 g/t gold.

Check pulps were sent to a secondary laboratory, ALS Global in Vancouver, Canada. All samples were analyzed with the FA-AA method on a 50-gram pulp. ALS Vancouver’s detection limit is 0.005 g/t gold.

IAMGOLD-RGM’s procedures for quality control sample insertion rates are outlined in Table 5.

Table 5: Standard Procedure for Quality Control Sample Insertion Rates, Saramacca Project

	Blanks	CRMs	Field Duplicates

Core drilling	1 every 20	1 every 20	None

Reverse circulation drilling	1 every 20	1 every 20	1 every 25

Rock chips	Depends on shipment size but at least one per batch	Depends on shipment size but at least one per batch	None

Check assays (Rejects)	1 every 20	1 every 20	None

Check assays (Pulps)	1 every 20	1 every 20	None

Acceptable limits	0.03 g/t Au	+/- 2SD	+/- 20%

Failure limit	0.10 g/t Au	+/- 3SD

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Control Samples

To ensure the accuracy and precision of assay results that form the basis of the resource estimate presented herein, IAMGOLD-RGM routinely inserted control samples every 10 samples, as per standard procedure. Control samples are inserted sequentially with geological samples and alternate between blanks and certified reference materials, to reach an average of one blank plus one CRM every 20 samples for a total of 5% blanks and 5% CRM.

Control samples include three types of blanks and seven types of commercial CRMs acquired from Analytical Solutions Ltd., Toronto, Ontario, Canada or directly from Ore Research & Exploration Pty Ltd, Australia (OREAS). CRMs were chosen to have a matrix matching the orogenic gold mineralization set in a basaltic environment as encountered in Saramacca. CRMs cover grades ranging from 0.31 g/t gold (a potential cut-off grade) to 14.18 g/t gold and include both the oxide and sulfide facies.

In case of failure by control samples, rejects and pulps of 10 samples up and 10 samples down the significant failure are resubmitted to the primary and secondary lab respectively. New control samples are inserted at the same frequency as for primary samples.

Failure by control samples is defined by:

•	One CRM returning grade outside the +/-3SD acceptable limit, or

•	one blank grading more than 0.10 g/t gold, or

•	any combination of at least two control samples failing with a CRM grading between +/-2SD and +/-3SD and/or a blank grading between 0.03 g/t gold and 0.10 g/t gold.

Field Duplicates

In addition to the inserted control samples, IAMGOLD-RGM collected one field duplicate every 25 samples from reverse circulation boreholes. No field duplicates were systematically collected in drill core.

Check Assays

As per standard procedure, check assays of rejects and pulps, chosen randomly or to corroborate specific assay results, were also performed. In total, 5% of the rejects were routinely resubmitted to the primary lab (Filab) with a new ID and 5% of the pulps were submitted to the secondary lab (ALS Vancouver).

In total 4,271 (14.5%) of the rejects and 4,416 (14.9%) pulps were re-assayed. These check assay results were partially available for review by SRK.

Specific Gravity

Specific gravity (SG) was determined on 2,448 samples at the Rosebel Gold Mines site laboratory. To corroborate results, 147 samples (6%) of the total SG samples were resubmitted to the secondary lab ALS Vancouver. Approximately half of the samples were too fragile and were damaged during transport; their specific gravity could not be determined. Samples from which specific gravity could be determined by ALS Vancouver were extremely well replicated.

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Other

All halved core, rejects and pulps are stored on the RGM mine site for future reference. Numerical photos of control samples with their tags are archived. A digital copy of all assay certificates officially signed by Filab’s General Manager is archived and available for review.

10.3	SRK Comments

SRK reviewed the field procedures and analytical quality control measures used by IAMGOLD-RGM. The analysis of the analytical quality control data is presented in Section 11 below. In the opinion of SRK, IAMGOLD-RGM personnel used care in the collection and management of the field and assaying exploration data. Based on historical reports and data, SRK has no reason to doubt the reliability of exploration and drilling information provided by previous project operators.

In the opinion of SRK, the sampling preparation, security and analytical procedures used by IAMGOLD-RGM are adequate for informing mineral resources.

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11	Data Verification

11.1	Verifications by IAMGOLD

IAMGOLD-RGM employed quality control procedures and took quality assurance actions to provide adequate confidence in the data collection and processing. During drilling, experienced IAMGOLD-RGM geologists implemented industry standard measures designed to ensure the reliability and trustworthiness of the exploration data.

IAMGOLD-RGM has undertaken database verifications and used adequate analytical quality assurance and quality control programs.

Database verifications consisted of monitoring all data imported into the database for errors, such as overlapping sample intervals or missing information. Monitoring of data was completed manually, and with the use of a database program.

IAMGOLD-RGM used external analytical quality control measures on all sampling. Assaying protocols involve inserting quality control samples (blanks and certified reference materials) and performing check assays.

Regular analysis of analytical quality control data was undertaken by IAMGOLD-RGM following the IAMGOLD Fire Assay Guidelines. These guidelines state that when a quality control failure occurs, 10 samples up and 10 samples down from the failure must have their rejects and pulps re-assayed with new control samples, and the project geologist is notified of the failure. A quality control failure was defined by IAMGOLD as, for any given sample batch, the analysis of two standard samples outside of two standard deviations, or one standard sample outside of three standard deviations.

Routine monthly audits of the Filab Suriname. N.V. laboratory were performed by IAMGOLD-RGM.

At the end of the drilling programme, 20 core boreholes drilled by IAMGOLD-RGM were resurveyed (static survey) and all collars saw their location confirmed.

11.1.1	Validation of Historical Boreholes

As part of the due diligence conducted after the initial agreement granting IAMGOLD-RGM the right to explore the Saramacca concession, 18 core boreholes out of the 90 historical core boreholes drilled by Golden Star/Newmont, were twinned by IAMGOLD-RGM (9,213.5 metres). IAMGOLD-RGM’s twinned core boreholes replicated historical intercepts in 17 of the 18 twinned boreholes (Table 6).

Eight PVC pipes capping historical collars were resurveyed by IAMGOLD-RGM and matched the coordinates in the historical database.

Downhole survey data was available for GMDH-001 to GMDH-090, however, no trace of quality assurance and quality control procedures or data for Golden Star or Newmont drilling programmes were found. No downhole survey data was available for MA- holes.

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Table 6: Significant Assay Results from the 2016 Validation of Historic Boreholes of Golden Star and Newmont by IAMGOLD

IAMGOLD DD					Duplicated Historical DD
Assay Results					Golden Star/Newmont Assay Results
Borehole	From (m)	To (m)	Thickness (m)	Au (g/t)	Borehole	From (m)	To (m)	Thickness (m)	Au (g/t)
SMDD16-001	0.0	10.5	10.5	2.76	MA003	0.0	11.0	11.0	2.71
	19.5	24.0	4.5	0.27		18.0	25.0	7.0	0.34
SMDD16-002	0.0	18.0	18.0	3.39	GMDH-038	0.0	17.5	17.5	3.69
	76.5	82.5	6.0	6.85		78.5	84.0	5.5	8.20
	96.0	102.0	6.0	1.98		99.5	109.3	9.8	0.87
	177.0	194.7	17.7	2.51		181.5	182.7	1.2	1.53
	208.5	244.5	36.0	3.06		No equivalent as EOH is at 182.70 metres
SMDD16-003	0.0	4.5	4.5	0.86	GMDH-013	0.0	5.8	5.8	0.49
	27.0	39.0	12.0	0.05		27.1	39.1	12.0	6.51
	88.5	117.5	29.0	2.31		93.1	117.1	24.0	1.46
	145.5	150.0	4.5	0.34		No equivalent as EOH is at 141.12 metres
SMDD16-004	0.0	4.5	4.5	0.31	GMDH-011	0.0	4.0	4.0	0.80
	103.5	108.0	4.5	1.90		114.8	124.8	10.0	2.18
SMDD16-005	0.0	4.5	4.5	1.28	GMDH-012	0.0	2.9	2.9	1.51
	16.5	33.0	16.5	0.24		18.2	34.9	16.8	0.53
	42.0	52.5	10.5	2.20		42.6	53.2	10.7	1.96
	73.5	76.5	3.0	1.95		72.9	75.9	3.0	0.00
	88.5	93.0	4.5	1.25		90.5	93.9	3.4	2.01
SMDD16-006	9.0	13.5	4.5	6.00	MA007	9.6	15.0	5.4	0.51
	22.5	31.5	9.0	0.38		21.0	30.0	9.0	1.02
	43.5	50.0	6.5	0.42		44.3	51.0	6.7	7.28
SMDD16-007	0.0	9.0	9.0	0.89	MA009	0.5	12.0	11.5	1.58
	78.0	81.0	3.0	0.89		63.0	67.0	4.0	5.24
SMDD16-009	64.5	98.0	33.5	1.20	GMDH-027	67.7	103.7	36.0	0.75
	157.5	163.0	5.5	1.27		No equivalent as EOH is at 148.70 metres
	175.5	181.5	6.0	0.98		No equivalent as EOH is at 148.70 metres
SMDD16-10	12.0	19.5	7.5	0.90	GMDH-062	11.0	20.0	9.0	1.42
	64.5	67.5	3.0	0.57		58.0	61.5	3.5	0.86
	69.0	84.0	15.0	0.17		69.0	83.5	14.5	1.32
	93.0	99.0	6.0	0.76		92.0	99.5	7.5	0.01
	159.0	168.0	9.0	2.61		No equivalent as EOH is at 138.75 metres
SMDD16-013	0.0	54.0	54.0	1.66	GMDH-003	0.0	59.5	59.5	2.25
SMDD16-015	0.0	9.0	9.0	0.50	GMDH-031	0.0	9.3	9.3	0.39
	106.5	120.0	13.5	0.52		106.0	118.5	12.5	2.57
	136.5	148.5	12.0	1.82		127.5	138.0	10.5	1.85
	151.5	159.0	7.5	0.72		156.5	174.5	18.0	0.93
	174.0	175.5	1.5	0.21		179.3	183.0	3.8	1.36
	191.2	204.0	12.8	2.53		No equivalent as EOH is at 183.01 metres
SMDD16-016	0.0	8.0	8.0	2.29	GMDH-007	0.0	10.7	10.7	2.03
	120.0	139.5	19.5	3.12		116.2	126.7	10.5	4.09
						134.2	137.2	3.0	1.73
SMDD16-017	25.5	36.0	10.5	3.77	GMDH-036	25.5	40.5	15.0	6.10
	39.0	49.5	10.5	7.13		45.0	57.0	12.0	8.21
	57.0	69.0	12.0	2.75		66.7	72.0	5.4	0.91
	76.5	79.5	3.0	0.66		76.3	78.3	2.0	1.43
	82.5	85.5	3.0	0.43		83.5	92.1	8.6	2.44
	90.0	96.0	6.0	0.76		96.0	102.8	6.8	3.63
	103.5	121.5	18.0	1.51		106.9	112.6	5.7	1.53
						123.0	127.8	4.8	1.62

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Table 6: Continued

IAMGOLD DD					Duplicated Historical DD
Assay Results					Golden Star/Newmont Assay Results
Borehole	From (m)	To (m)	Thickness (m)	Au (g/t)	Borehole	From (m)	To (m)	Thickness (m)	Au (g/t)
SMDD16-019	0.0	3.0	3.0	0.99	GMDH-056	0.0	4.0	4.0	0.85
	51.0	65.9	14.9	1.39		55.5	68.5	13.0	1.35
	70.5	76.5	6.0	0.30		73.5	78.0	4.5	0.53
	115.5	135.0	19.5	5.68		114.0	129.0	15.0	3.73
						133.0	134.5	1.5	2.19
SMDD16-021	0.0	3.6	3.6	0.28	MA012	0.0	6.5	6.5	0.34
	7.5	10.5	3.1	0.50		12.0	18.0	6.0	0.57
	24.0	27.0	3.0	4.55		27.0	29.0	2.0	0.03
	99.0	101.5	2.5	1.54		No equivalent as EOH is at 54 metres
SMDD16-022	1.5	6.0	4.5	0.33	GMDH-005	1.5	3.0	1.5	0.62
	23.3	33.4	10.1	0.97		22.9	35.1	12.2	1.78
	51.0	55.5	4.5	1.16		45.7	47.8	2.1	0.65
	66.0	70.5	4.5	0.58		62.3	68.9	6.6	0.62
SMDD16-023	4.5	9.0	4.5	0.56	GMDH-028	0.0	9.5	9.5	0.44
	25.5	27.0	1.5	5.26		23.2	27.7	4.6	1.62
	64.5	82.5	18.0	1.87		62.6	77.6	15.0	6.60
SMDD17-127	0.0	9.4	9.4	0.68	GMDH-041	0.0	10.7	10.7	1.09
	78.0	87.5	9.5	1.01		0.0	78.0	78.0	0.08
	117.0	124.0	7.0	0.99		No equivalent as EOH is at 118.50 metres

11.2	Verifications by SRK

11.2.1	Site Visit

In accordance with National Instrument 43-101 guidelines, Dr. Couture and Mr. Cole visited the Saramacca gold project on May 10 to 16, 2017 and June 12 to 16, 2017, respectively, accompanied by Mr. Mike Michaud, Chief Geologist, IAMGOLD and the Suriname Exploration team.

The purpose of the site visit was to review the digitalization of the exploration database and validation procedures, review exploration procedures, define geological modelling procedures, examine drill core, interview project personnel, and collect all relevant information for the preparation of a revised mineral resource model and the compilation of a technical report.

The site visit also aimed at investigating the geological and structural controls on the distribution of the gold mineralization to aid the construction of three-dimensional gold mineralization domains.

SRK was given full access to relevant data and conducted interviews with IAMGOLD personnel to obtain information on the past exploration work, to understand procedures used to collect, record, store and analyze historical and current exploration data.

11.2.2	Verifications of Analytical Quality Control Data

To assess the accuracy and precision of analytical quality control data, SRK performs routine verifications. Analytical quality control data typically comprises analyses from standard reference materials, blank samples, and a variety of duplicate data. Time series plots are used during the analyses of data from SRMs and blanks to identify extreme values (outliers) or trends that may indicate issues with the overall data quality. To assess the repeatability of assay data, SRK routinely plots and assesses the following charts for duplicate data:

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•	Bias charts

•	Quantile-quantile (Q-Q) plots

•	Mean versus half absolute deviation (HRD) plots

•	Mean versus half absolute relative deviation plot

•	Ranked half absolute relative deviation (HARD) plot

IAMGOLD-RGM provided SRK with external analytical control data containing the assay results for the quality control data produced during the 2016 to 2017 drill program on the Saramacca gold project. All data was provided in a Microsoft Access database. SRK aggregated the assay results of the external analytical control samples for further analysis. Control samples (blanks and standards) were summarized on time series plots, and paired data (field and pulp duplicates and check assays) were analyzed using bias charts, quantile-quantile, and relative precision plots to highlight their performance (Appendix A). The analytical quality control data produced by IAMGOLD-RGM on the Saramacca gold project is summarized in Table 7.

Table 7: Summary of Analytical Quality Control Data Produced By IAMGOLD-RGM on the Saramacca Gold Project

2016-2017 Drilling Program	Core Borehole		Reverse Circulation				Expected
(Filab Suriname)	Count	(%)	Count	(%)	Total	(%)	Value (ppm)
Sample count	24,072		2,258		26,330
Certified blank 26b	539	2.20%			539	2.00%	<0.001
Certified blank 24c	491	2.00%	65	2.90%	556	2.10%	<0.001
Uncertified rock blank	429	1.80%	73	3.20%	502	1.90%
QC samples
250	266	1.10%			266	1.00%	0.31 +/- 0.013
252	426	1.80%	43	1.90%	469	1.80%	0.67 +/- 0.022
204	164	0.70%	28	1.20%	192	0.70%	1.04 +/- 0.039
16a	200	0.80%			200	0.80%	1.81 +/- 0.060
254	231	1.00%	36	1.60%	267	1.00%	2.55 +/- 0.076
17c	17	0.10%			17	0.10%	3.04 +/- 0.080
257	59	0.20%	8	0.40%	67	0.30%	14.18 +/- 0.264
Field duplicates			71	3.10%	71	0.30%
Pulp duplicates	1,311		116	5.10%	1,427	5.40%

Total QC Samples	4,133	17.20%	440	19.50%	4,573	17.40%

Coarse Reject check assays	3,422		84		3,506

The performance of control samples analyzed by Filab Suriname is considered acceptable. Over 99% of the certified and uncertified blanks returned values below ten times the detection limit, indicating that contamination during the sample preparation stage is unlikely or very minimal. Certified reference materials performed reasonably, and grades were largely within two times the standard deviation of the certified value.

An investigation of blanks assaying significantly above the warning limit indicate potential swapping or mislabelling of control samples. In most cases for these outliers, the returned assay results fit within two standard deviations of a certified reference material used at the time, and are likely the cause of the deficiency. Although these observations are rare, IAMGOLD-RGM should continue to investigate the failure of blanks to monitor for similar issues that may be encountered in the future and ensure that they are rectified.

Most certified standards assayed within two standard deviations of the expected limit. Samples outside the range of two standard deviations appear to be due largely to the mislabelling of other standards or blanks. Some bias, however, is observed with reference materials OREAS 250 and

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OREAS 16a, and should be investigated further. Approximately 34 percent of OREAS 250 samples assayed above two standard deviations of the expected value, whereas OREAS 16a assayed below two standard deviations of the expected value approximately 20 percent of the time. The results indicate relatively poor analytical accuracy and precision in the case of these CRMs. Analytical bias is not detected for other reference materials used during the same time period.

Paired data of field duplicate samples collected during the 2016 reverse circulation drilling program indicate that Filab had moderate difficulty in reproducing the results. Rank half absolute relative difference (HARD) plots suggest that 49.3% of the field duplicates have HARD below 10% (Appendix A). Coarse reject check assays performed at Filab indicate moderately worse reproducibility, as HARD plots indicate that approximately 30% of the coarse reject check assay pairs have HARD below 10%. Poor reproducibility of field and coarse duplicates, however, is not unexpected for sampling mineralization characterized by this type of deposit. As expected, pulp duplicate samples perform significantly better, and indicate that Filab can reasonably reproduce the results. HARD plots indicate that 82.1% of pulp duplicate pairs have HARD below 10%.

Overall, IAMGOLD-RGM has a well monitored and robust quality assurance and quality control program in place for the Saramacca gold project. In the opinion of SRK, the review of the analytical quality control data produced by IAMGOLD-RGM for samples submitted to Filab Suriname suggest that the analytical results delivered by the laboratory is sufficiently reliable for the purpose of mineral resource estimation.

11.2.3	Independent Verification Sampling

SRK collected seven samples of crushed core material for additional independent verification sampling. The verification samples were chosen from IAMGOLD-RGM samples that displayed varying grades particularly from boreholes within the saprolite zone which is sometime characterized by poor core recoveries. The verification samples were submitted to SGS Canada Inc. (SGS) in Lakefield, Ontario for 30-gram fire assay with atomic absorption spectrometry finish (SGS method code FAA313). SGS is an ISO/IEC 17025:2005 accredited laboratory and is independent of SRK.

A comparison of the results for original samples assayed at Filab Suriname and for verification samples collected by SRK and assayed at SGS are found in Table 8. The Certificate of Analysis from SGS is included in Appendix B.

SRK consider the comparison between original and verification sample grades to be reasonable, noting good correlations within lower grade samples and slightly higher variances within higher grade samples.

Table 8: Assay Results for Verification Samples Collected SRK on the Saramacca Gold Project

Sample No.	Section	BHID	Sample ID	From (m)	To (m)	Filab Suriname (g/t)	SGS Lakefield (g/t)
1	1750	SMDD17-077	101391	46.5	48.0	13.10	7.05
2	1750	SMDD17-084	101392	136.5	138.0	1.82	2.12
3	900	SMDD16-019	101393	51.0	52.5	0.43	0.36
4	1300	SMDD16-053	101394	22.5	24.0	12.46	6.20
5	1300	SMDD17-174	101395	82.5	84.0	0.61	0.63
6	1150	SMDD17-110	101396	45.0	46.5	2.20	2.17
7	900	SMDD16-032	101397	39.0	40.5	0.41	0.36

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12	Mineral Processing and Metallurgical Testing

The information contained herein is an excerpt from an internal IAMGOLD (2017) memorandum written by Véronique Aubé, Corporate Metallurgist

Thirteen composites from Saramacca drill core intervals were sent to ALS metallurgical lab in British Colombia, Canada. From these thirteen composites:

•

Three composites C1 to C3 representing different lithologies (C1=SAP, C2=ROCK, C3=ROCK) were sent for sample characterization (chemical content, mineralogical content; dynamic SIMS (DSIMS) analyses, Trace Mineral Search analyses (TMS))

•

Six composites V1 to V6 representing variability within the lithologies (V1 & V2=SAP, V3 & V4=TRANS, V5 & V6=ROCK) were sent for metallurgical testing (comminution, gravity, cyanidation) and environmental testing on cyanidation tailings

•	Four samples W1 to W4 representing waste material were sent for environmental analysis

The head assays are summarized in Table 9. Chemical content of the composites was determined through duplicate chemical assays for sulphur and screen metallic gold assays. Mineral content of the C1 to C3 composites was assessed through QEMSCAN Bulk Mineral Analyses (BMA). Whole rock analyses were also completed for each composite. The head grade of C1 to C3 and V1 to V6 assayed on average between 0.7 and 7.7 g/t.

Mineralogical analyses by QEMSCAN showed that most the sulphur is within pyrite and arsenopyrite. Table 10 summarizes the mineral content of composites C1 to C3.

Table 9: Head Assay Summary (KM5252 Final Report, May 18, 2017)

		Composite
Assay	Unit	C1	C2	C3	V1	V2	V3	V4	V5	V6
S	%	0.08	1.56	1.18	0.07	0.09	0.72	0.57	0.88	1.97
Au (SM)	g/tonne	1.39	2.29	2.76	3.11	1.67	7.74	1.13	0.67	3.15
S.G.		2.80	2.80	2.80	2.70	3.00	3.00	2.80	2.90	2.90

Table 10: Mineral Content Summary (KM5252 Final Report, May 18, 2017)

	Content (%)
Minerals	C1	C2	C3
Copper Sulphides	<0.1	<0.1	<0.1
Pyrite	<0.1	3.0	1.9
Arsenopyrite	0.0	0.5	0.7
Iron Oxides	15.4	0.2	0.5
Quartz	21.5	37.1	35.9
Micas	29.7	8.5	9.4
Feldspars	0.5	3.0	1.8
Kaolinite/Clay	28.7	4.3	1.3
Chlorite	<0.1	9.0	19.3
Carbonates	<0.1	30.7	25.6
Titanium Minerals	1.6	0.7	1.1
Gibbsite	1.6	<0.1	<0.1
Others	0.9	3.0	2.5

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The DSIMS analyses measured sub-microscopic gold occurrences primarily within arsenopyrite (about 25% for C2, 17% for C3) and pyrite (5% for C2 and 4% for C3) and within iron oxide particles for the C1 composite (about 5%). The DSIMS results are summarized in Table 11.

TMS was performed on C1, C2 and C3 composites at nominal 75µm K80 grind size. Figure 16 summarizes the findings. Most of the gold in the C1 composite was located as liberated. For the C2 and C3 composites respectively 14% and 21% of the gold was present as inclusions.

A three stages diagnostic leach was performed on V3 and V6 composites. Respectively 76% and 79% of the gold in the V3 and V6 samples was extracted. For the V3 composite, the remaining gold was split between being encapsulated by sulphides and non-sulphide gangue. For the V6 composite, most of the gold remaining was encapsulated within sulphide minerals. The diagnostic leach results are summarized in Table 12.

Table 11: Submicroscopic Gold Content by Mineral (KM5252 Final Report, May 18, 2017)

	Submicroscopic Gold Content (g/tonne)
Mineral	C1	C2	C3
Pyrite	3.8	3.6	6.1
Arsenopyrite	—	116	69
Iron Oxides	0.6	—	—

Figure 16: Overall Gold Association (KM5252 Final Report, May 18, 2017)

Table 12: Diagnostic Leach Result Summary (KM5252 Final Report, May 18, 2017)

	Gold Distribution (%)
Category	V3	V6
Liberated/Exposed Gold	75.5	78.5
Gold with Sulphides	11.7	20.3
Gold with Gangue	12.8	1.2

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Bond ball work index were done on the V1 to V6 composites. For the V1 and V2 composites, the test was unsuccessful as too much of the material was present as fines in the feed. Results of the grindability tests have are summarized in Table 13.

Table 13: Bond Ball Work Index Test Result Summary (KM5252 Final Report, May 18, 2017)

	F80	P80	BBWi
Composite	µm	µm	kWhr/tonne
V1	<20	n/a	n/a
V2	1923	n/a	n/a
V3	2309	79	13.8
V4	2064	68	9.9
V5	2274	77	14.2
V6	2335	77	12.7

Bond ball work indices ranged from 9.9 to 14.2 kWhr/t. V4 is considered as very soft in terms of ball milling. The other composites are considered as moderately soft to average in terms of ball milling.

Gravity testing followed by carbon-in-leach (CIL) testing was performed on the V1 to V6 composites. The K80 tested were 75 µm and 50 µm. Figure 17 summarizes the results.

V1 and V2 (SAP) overall recoveries were about 98%. For V3 to V6 composites, the overall recoveries were between 75% and 85% at 75 µm K80 and between 80% and 88% at 50 µm K80. Sodium cyanide consumptions were relatively low at between 0.2 and 0.6 kg/t.

Gold assay by size were completed on each cyanidation tailings. The gold in the leach tailings from V1 and V2 was relatively evenly distributed across all the assayed size fractions. The assay by size results for the V3 through V6 composites showed a large reduction in gold losses in the coarse fractions at a finer grind sizing. For the V3, V4 and V5 composites, the amount of gold in the fine size fractions of the cyanidation tails increased with the finer primary grind. From ALS point of view, this was likely submicroscopic or very fine gold inclusions. This gold would not likely be extractable via conventional cyanidation leaching.

Figure 17: Metallurgical Test Result Summary (KM5252 Final Report, May 18, 2017)

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Environmental testwork was performed on V1 to V6 composites as on W1 to W4. Modified acid base accounting (ABA) and net acid generating (NAG) testing were completed on the samples. The results are summarized in Table 14. Interpretation of the results by an environmental specialist is suggested by ALS.

Table 14: ABA and NAG Result Summary (KM5252 Final Report, May 18, 2017)

		Net Acid Generation Results			Acid Base Accounting Result
		NAG pH 4.5	NAG pH 7.0	pH Unity	MPA	NP	NNP	pH
Composite	Product	kg H2SO4/tonne			kg CaCO3/tonne			Unity
V1	Test 1 CN Tail	<0.01	7.54	6.0	0.6	5	4	8.3
V2	Test 2 CN Tail	<0.01	<0.01	7.2	1.3	7	6	8.2
V3	Test 3 CN Tail	3.67	7.91	3.4	18.1	5	-13	8.4
V4	Test 4 CN Tail	5.46	11.1	3.2	13.8	2	-12	8.4
V5	Test 5 CN Tail	<0.01	0.09	6.8	25.3	296	271	8.6
V6	Test 6 CN Tail	<0.01	<0.01	8.3	57.2	433	376	8.3
W1	Feed	<0.01	1.98	6.0	0.9	7	6	5.6
W2	Feed	<0.01	11.4	4.9	0.9	0	-1	5.2
W3	Feed	<0.01	0.57	6.8	3.1	193	190	8.6
W4	Feed	<0.01	1.04	6.6	5.3	258	253	9.0

In conclusion:

•	Average grade for the C2 and C3 composites (ROCK) is 2.3 and 2.8 g/t

•	DSIMS analyses showed sub-microscopic gold occurrences primarily within arsenopyrite and pyrite for the ROCK lithology (C2 and C3), finer grinding may improve the potential extractability of gold

•	The TMS study shows that between 14% and 21% of the gold was present as inclusions for the ROCK lithology (C2 and C3), this could require a pre-treatment to expose the gold to the leach solution

•	The bond ball mill work index of the composites ranged from very soft to average in terms of ball milling

•

The preliminary metallurgical testwork results suggest that the gold in the SAP lithology can be recovered with a conventional flowsheet (gravity + CIL) to obtain around 98% recovery. The recoveries obtained for the TRANS and ROCK lithologies at 75 µm K80 (which is the current plant K80) are between 80% and 88%

•	Interpretation of the environmental testwork still needs to be performed by a specialist

The recoveries estimated for each rock type are summarized in Table 15. It is recommended to use only the average results from the tests done at 75 µm K80 as per current Rosebel grinding target. From this preliminary characterization, most of the unliberated gold is either present as sub-microscopic or in inclusions within sulphide minerals. To obtain better recoveries for the ROCK lithology, finer grinding combined with a pre-treatment of the sulphide may be required. Further tests should be planned to clarify the potential recovery of the Saramacca deposit and assess the hardness of the different lithologies.

Table 15: Estimated Average Recoveries per Rock Type

Rock Type	Average Recovery (%)
SAP	97.70
TRANS	76.30
ROCK	81.90

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13	Mineral Resource Estimates

13.1	Introduction

The Mineral Resource Statement documented in this report represents the first mineral resource evaluation prepared for the Saramacca gold project in accordance with the Canadian Securities Administrators’ National Instrument 43-101.

The mineral resource model prepared by SRK considers results from 307 core and reverse circulation boreholes, including 217 boreholes completed by IAMGOLD during the period of 2016 to 2017. The data review and geological modelling reviews and modifications were performed by Mr. Dominic Chartier, PGeo (OGQ #874, APGO#2775). Grade estimation and associated sensitivity analyses, and mineral resource classification were performed by Dr. Oy Leuangthong, PEng (PEO#90563867). Pit optimization review was conducted by Mr. Gabor Bacsfalusi, MAusIMM, a SRK open pit mining engineer. The overall process was reviewed by Mr. Glen Cole, PGeo (APGO#1416). Mr. Chartier, Mr. Cole and Dr. Leuangthong are independent Qualified Persons as this term is defined in National Instrument 43-101. The effective date of the Mineral Resource Statement is September 5, 2017.

This section describes the resource estimation methodology and summarizes the key assumptions considered by SRK. In the opinion of SRK, the resource evaluation reported herein is a reasonable representation of the global gold mineral resources found in the Saramacca project at the current level of sampling. The mineral resources have been estimated in conformity with generally accepted CIM Estimation of Mineral Resources and Mineral Reserves Best Practice Guidelines (November 2003) and are reported in accordance with the Canadian Securities Administrators’ National Instrument 43-101. Mineral resources are not mineral reserves and have not demonstrated economic viability. There is no certainty that all or any part of the mineral resource will be converted into mineral reserve.

The database used to estimate the Saramacca gold project mineral resources was audited by SRK. SRK is of the opinion that the current drilling information is sufficiently reliable to interpret with confidence the boundaries for gold mineralization and that the assay data are sufficiently reliable to support mineral resource estimation.

GEOVIA GEMS™ software (version 6.7.4) and Leapfrog™ was used to construct the geological solids. SRK used a combination of GEMSTM, Leapfrog™, GoCad, and GSLib™ software to prepare assay data for geostatistical analysis, construct the block model, estimate gold grades, and tabulate mineral resources.

13.2	Resource Estimation Procedures

The evaluation of mineral resources for the Saramacca gold project involved the following procedures:

•	Database compilation and verification

•	Construction of wireframe models for major units, using stratigraphy, geological indices, and structural trends

•	Definition of geostatistical mineral resource domains

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•	Data conditioning (compositing and capping) for geostatistical analysis and variography

•	Selection of estimation strategy and estimation parameters

•	Block modelling and grade interpolation

•	Validation, classification, and tabulation

•	Assessment of “reasonable prospects for eventual economic extraction” and selection of reporting assumptions

•	Preparation of the Mineral Resource Statement

The following sections summarize the methodology and assumptions made by SRK to construct the mineral resource model.

13.3	Resource Database

IAMGOLD provided to SRK a GEMSTM project database, including the assay database and core photographs on June 16, 2017 following a site visit by Glen Cole, PGeo from June 12 to 16, 2017. An updated assay database was subsequently provided on July 13, 2017, which forms the basis for this mineral resource evaluation. The drilling database comprises 90 historical boreholes and 217 recently drilled boreholes. Historical boreholes were drilled by Golden Star (2008 to 2010) and Newmont (2005). Table 16 provides a summary of available boreholes. The effective date of the drilling database is July 13, 2017, with SMDD17-180 as the last borehole added to the database.

All borehole collars were surveyed according to UTM coordinates (WGS84 Zone 21N). Golden Star completed down-hole surveys at intervals of approximately 50 metres. IAMGOLD’s down-hole surveys were completed, using a Reflex EZ-TRAC down-hole survey tool for the core boreholes. For reverse circulation boreholes, IAMGOLD completed down-hole surveys at 10-metre intervals using a gyroscopic down-hole survey tool.

Core recovery is generally good with 80 percent of the data collected exceeding 85 percent or higher core recovery. The correlation between gold grades and core recovery is less than ±0.10. Further, no spatial correlation is apparent between areas of poor recovery and higher grade areas.

Based on SRK’s site visit completed in June 2017, SRK believes that drilling, logging, core handling, core storage, and analytical quality control protocols used by IAMGOLD meet generally accepted industry best practices. As a result, SRK considers that the exploration data collected by IAMGOLD and previous project operators are of sufficient quality to support mineral resource evaluation.

Table 16: Drilling Database for the Saramacca Gold Project

	Core		Reverse Circulation		Undefined		Total
Company	Number	Metres	Number	Metres	Number	Metres	Number	Metres
Golden Star	37	4,446			29	3,540	66	7,986
Newmont	24	1,307					24	1,307
IAMGOLD	180	34,312	37	3,450			217	37,762

Total	241	40,066	37	3,450	29	3,540	307	47,055

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13.4	Solid Body Modelling

The mineral resource model of the Saramacca gold project is based on a structural geology investigation. The geological model includes the distribution of the main rock types and structurally controlled gold mineralized domains. Gold mineralization is associated with a major brittle-ductile vertical dip-slip fault zone located at the contact between a sequence of massive and pillowed basalt. Two main fault zones, Faya Bergi and Brokolonko, are located at the contact between amygdular basalt and pillow basalt. Several sub-parallel minor shear zones are located in the hangingwall of the main fault zone in the pillowed basalt.

The lithological domains were constructed by SRK as a geological model in Leapfrog GeoTM. The main rock types modelled are from southwest to northeast: massive basalt, amygdular basalt, combined Faya Bergi and Brokolonko fault zone, and pillow basalt (top left; Figure 18).

In addition, gold grade domains were constructed using three-dimensional implicit modelling along identified structural trends. Domains were created within the combined fault zone and within the hanging wall pillow basalt zone based on a gold grade of 0.1 and 1.0 grams per tonne (g/t). These could be viewed as high grade and low grade domains. The gold grade domains were modelled as an indicator interpolant above the selected cut-off, not implicitly modelled on grade. The domains were interpolated along steep structural trends along the fault orientation. Smaller domains supported by two or fewer boreholes were removed from the final domains. The grade domains are shown in Figure 18 in plan view (top right) and on a long section looking northeast (bottom). Three representative vertical cross sections are shown in Figure 19, Figure 20, and Figure 21.

SRK also modelled the weathering profile base on the logged downhole data and core photographs. The weathering profile includes laterite, saprolite, transition zone, and fresh rock. A trough of deeper weathered rock is commonly present over the fault zones as shown in the vertical cross sections in Figure 19, Figure 20, and Figure 21.

Table 17 provides a listing of the domains constructed for the Saramacca gold project mineral resource model, including rock codes found within the GEMSTM project.

Table 17: Mineral Resource Domains with Rock Codes

Domain	Rock Code
Laterite	10
Saprolite	20
Transition	30
Fresh	40

Massive Basalt	100
Amygdular Basalt	200
Combined FB&B Fault Zone	300
Fault Low Grade (LG)	310
Fault High Grade (HG)	320
Pillow Basalt	400
Pillow Basalt Low Grade (PB LG)	410
Pillow Basalt High Grade (PB HG)	420

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Figure 18: Plan and Long Section Showing the Modelled Saramacca Lithological and Grade Domains

A: Plan view of Lithological Domains

B: Plan View of Grade Domains

C: Long Section Looking Northeast of Grade Domains

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Figure 19: Vertical Section 1700NW Showing Modelled Saramacca Lithology and Grade Domains in Relation to Drilling

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Figure 20: Vertical Section 1100NW Showing Modelled Saramacca Lithology and Grade Domains in Relation to Drilling

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Figure 21: Vertical Section 575NW Showing Modelled Saramacca Lithology and Grade Domains in Relation to Drilling

13.5	Specific Gravity

Specific gravity was measured at the laboratory at the Rosebel Mine using a standard weight in water/weight in air methodology on core from complete sample intervals. The specific gravity database contains 2,351 measurements across all weathering zones. Figure 22 shows boxplots of the specific gravity measurements by weathering zone. Only 128 specific gravity measurements were taken on laterite material.

The average specific gravity in laterite is higher than the average specific gravity in saprolite; this is attributed to the duricrust composition of the laterite.

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Figure 22: Boxplot of Specific Gravity by Weathering Zone

13.6	Compositing, Statistics, and Capping

Table 18 summarizes the assay statistics for the Saramacca gold project, considering all the assays, historical-only and IAMGOLD-only assays. SRK also compared the IAMGOLD assays against historical assays for the mineralized domains using quantile-quantile plots (Figure 23).

These plots showed that in general, the recent assays sampled by IAMGOLD have higher average gold grades than the historical assays. The laterite and pillow basalt domains are the only exceptions, and even then, the historical assays are only slightly higher on average than the IAMGOLD assays. The impact of combining the historical data should be minimal from a grade estimation perspective; if anything, it should contribute to a slightly conservative estimate though this is considered marginal. As such, the historical and recent assays were combined and used to inform the mineral resource model.

The assay database is comprised of 12 to 15 percent reverse circulation boreholes on the basis of metres drilled, with consideration that the undefined historical boreholes may also be reverse circulation. A visual inspection shows that IAMGOLD’s reverse circulation boreholes are drilled on the outer edges of the delineated drilling area. The main area of drilling is mostly informed by core drilling, and with the small relative proportion of reverse circulation boreholes, SRK chose to include them in the resource database.

Figure 23 shows the distribution of assay lengths by deposit. Approximately 90 percent of assays samples are 1.5 metres or less. Virtually all assays are sampled in less than 2-metre intervals. To maintain the number of data available for grade estimation, particularly in the high-grade domains, SRK chose to composite at 1.5 metres and avoid ‘breaking’ assays to form larger composites.

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Table 18: Assay Statistics for the Saramacca Gold Project

			Length Weighted Assay Statistics
Domain	Data	Zone	No. Data	No. Trimmed	Mean	Std. Dev.*	Min*	Med*	Max*	CoV*
Laterite	All	10	1,710	13	0.72	1.73	0.00	0.20	28.43	2.38
Massive Basalt	All	100	5,355	23	0.02	0.18	0.00	0.01	10.04	7.67
Amygdular Basalt	All	200	1,142	3	0.03	0.17	0.00	0.01	3.28	5.57
Fault	All	300	2,934	7	0.10	0.67	0.00	0.02	15.71	7.06
Fault LG	All	310	771	1	1.11	3.46	0.00	0.31	71.00	3.11
Fault HG	All	320	365	0	9.33	28.90	0.00	3.22	456.00	3.10
Pillow Basalt	All	400	18,370	55	0.13	1.58	0.00	0.01	132.02	12.02
PB LG	All	410	2,429	4	1.58	3.68	0.00	0.35	53.60	2.32
PB HG	All	420	174	0	5.25	10.60	0.05	2.77	121.06	2.02
Laterite	Historical	10	542	7	0.78	1.68	0.00	0.27	15.71	2.17
Massive Basalt	Historical	100	998	6	0.02	0.17	0.00	0.00	5.01	8.60
Amygdular Basalt	Historical	200	55	1	0.26	0.73	0.00	0.00	3.28	2.82
Fault	Historical	300	392	3	0.03	0.05	0.00	0.01	0.63	1.88
Fault LG	Historical	310	30	0	0.98	1.97	0.00	0.21	9.94	2.02
Fault HG	Historical	320	18	0	3.79	4.40	0.13	2.45	17.75	1.16
Pillow Basalt	Historical	400	4,292	30	0.11	0.65	0.00	0.01	13.55	5.93
PB LG	Historical	410	607	4	1.61	3.76	0.00	0.37	37.29	2.34
PB HG	Historical	420	42	0	7.18	20.50	0.06	2.56	121.06	2.86
Laterite	IAMGOLD	10	1,168	6	0.70	1.74	0.00	0.16	28.43	2.48
Massive Basalt	IAMGOLD	100	4,357	17	0.03	0.19	0.00	0.01	10.04	7.48
Amygdular Basalt	IAMGOLD	200	1,087	2	0.02	0.05	0.00	0.01	0.94	2.70
Fault	IAMGOLD	300	2,542	4	0.10	0.72	0.00	0.02	15.71	6.88
Fault LG	IAMGOLD	310	741	1	1.12	3.49	0.00	0.31	71.00	3.13
Fault HG	IAMGOLD	320	347	0	9.64	29.66	0.00	3.25	456.00	3.08
Pillow Basalt	IAMGOLD	400	14,078	25	0.14	1.74	0.00	0.01	132.02	12.80
PB LG	IAMGOLD	410	1,822	0	1.58	3.65	0.00	0.35	53.60	2.32
PB HG	IAMGOLD	420	132	0	4.67	4.27	0.05	2.95	22.60	0.91

*	Std. Dev. = Standard Deviation; Min = Minimum; Med = Median; Max = Maximum; CoV = Coefficient of Variation

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Figure 23: Quantile-Quantile Plot of IAMGOLD Assays Compared to Historical Assays

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Figure 24: Assay Lengths for Combined Historical and IAMGOLD Data

Residual length composites were evaluated to determine if they should remain in the database. The general concern is that shorter composite intervals may be associated with higher grades, and the direct use of these composites in mineral resource estimation may lead to overestimation. This is particularly concerning if the length of the composites is not used as a weight in the estimation; as most general mine planning packages do not allow the use of weighting composite grades by length, this may be a risk in implementation. SRK reviewed the impact of residual composites by comparing the length-weighted average of assay intervals against the unweighted average of composite grades when residual composites of 50 percent (0.75-metre) lengths were removed from the database on a by-domain basis. All domains showed less than 1 percent impact on the mean grade. Thus, SRK chose to exclude composites shorter than 50 percent of the composite length (or 0.75 metre) in subsequent data analysis and block grade estimation.

To further limit the influence of high gold grade outliers during the grade estimation, SRK chose to cap composites as these are the data used explicitly in estimation. Capping was performed by grade domain and by rock type (saprolite and fresh) within each of the four regions. SRK relied on a combination of probability plots, decile analysis, capping sensitivity plots, and three-dimensional visualization to determine the capping values. Separation of grade populations characterized by inflections in the probability plot or gaps in the high tail of the grade distribution were indicators of potential capping values. Decile analysis and spatial clustering were then used to confirm the reasonableness of capped threshold. The chosen capped values, along with the uncapped and capped composite statistics are provided in Table 19. Figure 25 shows an example probability plot and capping sensitivity curve for the Fault LG domain. Appendix C shows relevant capping plots for all other domains.

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Table 19: Uncapped and Capped Composite Statistics

		Uncapped Composite
Domain	Zone	No. Data	Mean	Std. Dev.*	Minimum	Median	Maximum	CoV*
Laterite	10	1,561	0.73	1.62	0.00	0.21	20.81	2.23
Massive Basalt	100	5,178	0.02	0.15	0.00	0.01	7.37	6.33
Amygdular Basalt	200	1,100	0.03	0.16	0.00	0.01	2.85	5.30
Fault	300	2,677	0.09	0.62	0.00	0.02	13.84	6.62
Fault LG	310	696	1.11	3.37	0.00	0.34	71.00	3.03
Fault HG	320	345	9.42	23.24	0.00	3.59	313.83	2.47
Pillow Basalt	400	17,843	0.13	1.46	0.00	0.01	118.61	11.16
PB LG	410	2,222	1.57	3.39	0.00	0.40	39.70	2.15
PB HG	420	146	5.29	10.37	0.06	3.07	121.06	1.96

		Capped Composites
Domain	Zone	Cap Value	Percentile	No. Capped	Mean	Std. Dev.*	Maximum	CoV*
Laterite	10	9	99.3%	11	0.70	1.38	9.00	1.98
Massive Basalt	100	1	99.8%	8	0.02	0.06	1.00	2.81
Amygdular Basalt	200	uncapped	100.0%	0	0.03	0.16	2.85	5.30
Fault	300	4	99.5%	14	0.08	0.34	4.00	4.59
Fault LG	310	10	98.6%	10	0.97	1.73	10.00	1.78
Fault HG	320	40	94.5%	19	7.16	9.73	40.00	1.36
Pillow Basalt	400	15	99.9%	16	0.12	0.78	15.00	6.72
PB LG	410	17	99.2%	17	1.50	2.80	17.00	1.87
PB HG	420	20	99.3%	1	4.60	4.08	20.00	0.89

*	Std. Dev. = Standard Deviation; CoV = Coefficient of Variation

Figure 25: Grade Probability Plot (left) and Capping Sensitivity Curve (right) for Fault LG Domain

Despite grade capping, the coefficient of variation (CoV) in the fault and pillow basalt zones remain significantly high, suggesting that further controls on high grade composites may be required during grade estimation. A similar observation can be made for the two un-mineralized domains, massive and amygdular basalt.

Specific gravity was also estimated in the block model, based on the weathering profile. Unlike grade composites which are 1.5-metre lengths, specific gravity data are only 10 centimetres in length and are not collected continuously down the core. Compositing of specific gravity was not possible, and given the small support, estimation parameters for specific gravity were chosen to yield a

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smooth interpolation result. Specific gravity data were also capped, by weathering zone, to avoid any extreme low and/or high values for estimation. Chosen cap values for specific gravity are provided in Table 20; the impact of capping on the average specific gravity was less than 2 percent for all weathering zones.

Table 20: Cap Values for Specific Gravity

Weathering Zone	Mean	Std. Dev.*	Minimum	Maximum	CoV*	No. Capped
Laterite	1.98	0.42	1.2	2.7	0.21	7
Saprolite	1.67	0.32	1.2	2.8	0.19	86
Transition	2.14	0.37	1.4	2.9	0.17	28
Fresh	2.78	0.22	2	3	0.08	33

*	Std. Dev. = Standard Deviation; CoV = Coefficient of Variation

13.7	Variography

SRK used the Geostatistical Software Library (GSLib, Deutsch and Journel, 1998) to calculate and model gold variograms for the mineralized domains (Table 21) and specific gravity variograms within the weathering zones (Table 22). For each domain, SRK assessed three different spatial metrics: (1) traditional semi-variogram of original gold, (2) correlogram of original gold, and (3) traditional semi-variogram of normal scores of gold. Downhole variograms were calculated to determine the nugget effect. Figure 26 shows an example variogram model for the fault low grade (LG) domain; all gold domain variograms are provided in Appendix D.

Table 21: Gold Variograms by Domain

	Rock	GEMS Rotation (ADA)			Variogram Model
Domain	Code	Azm	Dip	Azm	Nugget	Str. No.*	Type	CC*	X Range	Y Range	Z Range
Laterite	10	0	0	0	0.15	1	Exponential	0.40	15	15	15
						2	Exponential	0.45	60	60	15
Fault	300	235	-90	145	0.15	1	Spherical	0.50	45	100	13
						2	Spherical	0.35	45	180	13
Fault LG	310	240	-90	150	0.15	1	Spherical	0.85	75	65	13
Fault HG	320	240	-90	150	0.15	1	Spherical	0.50	115	70	16
						2	Spherical	0.35	115	70	20
Pillow Basalt	400	0	0	0	0.15	1	Exponential	0.40	10	10	7
						2	Exponential	0.45	100	100	80
Pillow Basalt LG	410	235	-90	145	0.15	1	Spherical	0.55	50	80	3.5
						2	Spherical	0.30	50	80	15
Pillow Basalt HG	420	235	-90	145	0.15	1	Spherical	0.55	50	80	3.5
						2	Spherical	0.30	50	80	15

*	Str. No. = structure number; CC = variance contribution

Table 22: Specific Gravity Variograms by Weathering Zone

	Rock	GEMS Rotation (ADA)			Variogram Model
Domain	Code	Azm	Dip	Azm	Nugget	Str. No.*	Type	CC*	X Range	Y Range	Z Range
Laterite	10	325	-5	235	0.25	1	Exponential	0.30	25	25	15
						2	Exponential	0.45	300	50	15
Saprolite	20	325	-5	235	0.25	1	Exponential	0.35	40	40	20
						2	Spherical	0.40	230	230	75
Transition	30	325	-5	235	0.25	1	Exponential	0.50	20	20	10
						2	Spherical	0.25	200	200	75
Fresh	40	325	-5	235	0.25	1	Exponential	0.40	50	50	15
						2	Spherical	0.35	450	450	100

*	Str. No. = structure number; CC = variance contribution

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Figure 26: Gold Variogram for Fault Low Grade Zone

13.8	Block Model Parameters

In discussions with IAMGOLD, the block size was selected as 5.0 by 10.0 by 5.0 metres, with the 10.0-metre dimension parallel to the strike direction. A rotated block model was created using GEMSTM, with a rotation angle of 35 degrees. The block model coordinates are based on the local UTM grid (Zone 21N). Table 23 summarizes the block model definition. SRK populated grades for each of the domains into a percent block model.

Table 23: Saramacca Gold Project GEMS™ Block Model Definition

	Block Size (metre)	Origin* (metre)	Block Count
X	5	678,765	340
Y	10	542,445	275
Z	5	475.00	120

*	Zone 21N

13.9	Estimation

The block model was populated with a gold value using ordinary kriging in the mineralized domains, and applying up to three estimation runs with progressively relaxed search ellipsoids and data requirements. The two un-mineralized domains (massive and amygdular basalts) and specific gravity within each weathering zone were estimated using inverse distance weighting with a power of 2. Table 24 summarizes the data requirements for gold grade estimation, while the last row provides the data requirements for specific gravity. The first estimation pass is based on an octant search with search radii up to the variogram range. The second and third passes use an ellipsoidal search with search set to 1.5 and 2.0 times the variogram range, respectively. The estimation ellipse ranges and orientations are based on the variogram models developed for the various domains within the deposit.

In all cases, gold and specific gravity were estimated using a hard boundary approach.

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13.10	Estimation Sensitivity Assessment

SRK assessed the sensitivity of the block estimates to the estimation strategy by varying some parameters. The following parameters were assessed:

•	Maximum number of boreholes used for a block estimate

•	Minimum and maximum number of composites used for a block estimate

•	Type of search in Pass 1

The results of these sensitivities were compared globally considering global in situ quantity, grade, and contained metal at zero and 0.5 g/t gold cut-off for the fault, fault LG and fault high grade (HG) domains. In all cases, the percentage difference in contained metal was 2 percent or less.

In the laterite, pillow basalt and unmineralized massive and amygdular basalts, SRK also considered the impact of applying a high grade limited radii. These domains are generally extensive regions, wherein the risk for grade smearing is high particularly in areas of sparse drilling. SRK adjusted the number of estimation passes and imposed high grade limited radii to control these areas where high grade smearing was observed.

An additional sensitivity on the fault HG zone was performed, which considered the impact of an alternate capping value of 20 g/t and 60 g/t gold. Recall that SRK selected 40 g/t gold as the capping value for this domain. Results of this sensitivity showed a 20 percent reduction in contained ounces at cut-off grades up to 1 g/t gold for the 20 g/t capping value. Increasing the capping value to 60 g/t gold increased the contained ounces by 8 percent for cut-off grades below 3 g/t gold.

An uncapped estimation was also performed. Using a preliminary optimized pit, SRK compared the models at 0.25 g/t gold cut-off grade for laterite and saprolite, 0.35 g/t gold cut-off for transition, and 0.45 g/t gold cut-off for fresh. Results showed the uncapped scenario results in virtually no change in tonnage, but an 11 percent increase in the average grade corresponding to an 11 percent increase in contained ounces.

Further, SRK evaluated the impact of assigning a constant specific gravity equal to the average value or estimating specific gravity using ordinary kriging, relative to the selected approach of using inverse distance weighting with a power of 2. A comparison of tonnage in the fault, fault LG and fault HG domains shows the ordinary kriged estimate is less than 0.5 percent difference at 0 g/t and 5 g/t gold cut-off grade. The use of a constant specific gravity value per weathering zone yields 2 percent less tonnage relative to an estimated specific gravity. SRK chose to populate specific gravity using an inverse distance estimator with the aim of providing some local resolution to specific gravity where local measurements are available.

For each domain, SRK and IAMGOLD reviewed the block model on a sectional basis, comparing block grades and nearby composites. The results based on the parameters in Table 24 were considered reasonable.

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Table 24: Estimation Parameters for Gold and Specific Gravity (last row)

				No. Data		Max Comp	Search Ellipse			Octant Parameters		HG Limited Radii
Domain	Method	Est. Pass	Search Type	Min	Max	per Hole	Svx* (m)	Svy* (m)	Svz* (m)	Min. Num Octants	Max Comp per Oct	Radii	Grade
Laterite	OK	1	Octant	5	9	3	60	60	15	3	5
		2	Ellipsoidal	4	12	3	90	90	30	—	—	20x20x20	5 g/t
Fault	OK	1	Octant	5	9	3	45	180	13	3	5
		2	Ellipsoidal	4	12	3	70	270	26	—	—
Fault LG	OK	1	Octant	5	9	3	90	50	15	3	5
		2	Ellipsoidal	4	12	3	135	75	30	—	—
		3	Ellipsoidal	1	15	—	180	100	45	—	—
Fault HG	OK	1	Octant	5	9	3	75	60	13	3	5
		2	Ellipsoidal	4	12	3	113	90	26	—	—
		3	Ellipsoidal	1	15	—	150	120	40	—	—
Pillow Basalt	OK	1	Octant	5	9	3	50	80	15	3	5	20x20x20	6 g/t
		2	Ellipsoidal	4	12	3	75	120	30	—	—	20x20x20	6 g/t
Pillow Basalt LG	OK	1	Octant	5	9	3	50	80	15	3	5
		2	Ellipsoidal	4	12	3	75	120	30	—	—
		3	Ellipsoidal	1	15	—	100	160	45	—	—
Pillow Basalt HG	OK	1	Octant	5	9	3	50	80	15	3	5
		2	Ellipsoidal	4	12	3	75	120	30	—	—
		3	Ellipsoidal	1	15	—	100	160	45	—	—
Massive & Amygdular Basalt	ID2	1	Ellipsoidal	4	12		50	50	15	—	—	20x20x20	1 g/t
		2	Ellipsoidal	1	15		100	100	30	—	—	20x20x20	1 g/t
Specific Gravity by Weathering Zone	ID2	1	Ellipsoidal	2	20		250	250	50	—	—
		2	Ellipsoidal	1	40		500	500	100	—	—

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13.11	Block Model Validation

SRK validated the block model using a visual comparison of block estimates and informing composites; statistical comparisons between composites and block model distributions; statistical comparisons between ordinary kriging estimates and alternate estimators at zero cut-off; and change-of-support checks for the grade domains.

SRK generated block estimates using inverse distance to a power of 3 (ID3). On the basis of a preliminary optimized pit, the ID3 model was compared to ordinary kriging estimates at 0.25 g/t gold cut-off grade for laterite and saprolite, 0.35 g/t gold cut-off for transition, and 0.45 g/t gold cut-off for fresh. Results showed 6 percent less tonnage, 12 percent increase in average grade, and an overall increase in contained ounces of 4 percent. These results are within reason and not unexpected given the two estimators. A swath plot showing the ordinary kriged block model, the ID3 model and the informing declustered composites is provided in Figure 27, and shows good agreement among the various estimators.

Figure 27: Swath Plot of Block Models, Oriented Along Strike

Histogram corresponds to tonnage along the swath

13.12	Mineral Resource Classification

The block classification strategy considers drill spacing, geologic confidence and continuity of category. SRK considers that there are no Measured blocks within the Saramacca gold project. To differentiate between Indicated and Inferred, a separate block model was created solely to assist with block classification using an estimation run. Criteria used for block classification are:

•

Indicated: Blocks estimated within a 40-by-40-by-40-metre search radii, using a minimum of three boreholes and belonging to fault, fault LG, fault HG, pillow basalt HG, pillow basalt LG, and laterite domains. This nominally corresponds to a drill spacing of 50 to 60 metres. The mean average distance of informing composites for this category is within 40 metres (Figure 28).

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•	Inferred: All blocks not classified as Indicated, and any block with an estimated grade with a range of up to 2 times the variogram range.

SRK examined the classification visually by inspecting sections and plans through the block model. SRK concludes that the material classified as Indicated reflects estimates made with a moderate level of confidence within the meaning of CIM Definition Standards for Mineral Resources and Mineral Reserves (May 2014), and all other material is estimated at a lower confidence level. Additionally, SRK applied a post-smoothing filter on the classified material to ensure continuity within the classification categories.

Figure 28: Distribution of Average Distance of Informing Composites for Indicated Blocks

13.13	Mineral Resource Statement

CIM Definition Standards for Mineral Resources and Mineral Reserves (May 2014) defines a mineral resource as:

“A Mineral Resource is a concentration or occurrence of solid material of economic interest in or on the Earth’s crust in such form, grade or quality and quantity that there are reasonable prospects for eventual economic extraction. The location, quantity, grade or quality, continuity and other geological characteristics of a Mineral Resource are known, estimated or interpreted from specific geological evidence and knowledge, including sampling.”

The “reasonable prospects for eventual economic extraction” requirement generally implies that the quantity and grade estimates meet certain economic thresholds and that the mineral resources are reported at an appropriate cut-off grade that takes into account extraction scenarios and processing recoveries. SRK considers that the Saramacca gold project is primarily amenable to open pit extraction.

To assist with determining which portions of the gold deposits show “reasonable prospect for eventual economic extraction” from an open pit and to assist with selecting reporting assumptions, SRK developed a conceptual open pit shell using optimization parameters provided by the mining and engineering team working at the neighbouring Rosebel Mine and the IAMGOLD Technical Services Group in Montreal. These parameters were derived from practical operational experience at Rosebel.

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The proximity of the Saramacca gold project to the Rosebel operation likely positively influenced the applied optimization parameters, which are listed below:

•	Overall slope angle 30 degrees in laterite and saprolite, 35 degrees in transition, and 45 degrees in fresh rock.

•	Mining costs of US$2.05 per tonne mined of laterite and saprolite, US$2.65 per tonne mined of transition, and US$2.70 per tonne mined of fresh rock.

•	Processing costs of US$5.85 per tonne milled of laterite and saprolite, US$7.20 per tonne milled of transition, and US$12.30 per tonne milled of fresh rock.

•	General and administration costs of US$2.00 per tonne milled.

•	Metallurgical gold recovery of 97 percent for laterite and saprolite, 76 percent for transition and 82 percent for fresh rock.

•	Gold price of US$1,500 per troy ounce.

After review of optimization results and through discussions with IAMGOLD, SRK considers that it is reasonable to report as open pit mineral resource those classified blocks located within the conceptual pit shell above a cut-off grade of 0.25 g/t gold for laterite and saprolite, 0.35 g/t gold for transition, and 0.45 g/t gold for fresh (see Figure 29). No underground mineral resource is reported.

Figure 29: Plan Showing Estimated Blocks Above 0.25 g/t Gold Relative to the Conceptual Pit

Conceptual Pit outline in brown

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SRK is satisfied that the mineral resources were estimated in conformity with the widely accepted CIM Estimation of Mineral Resources and Mineral Reserves Best Practice Guidelines (November 2013). The mineral resources may be affected by further infill and exploration drilling that may result in increases or decreases in subsequent mineral resource estimates. The mineral resources may also be affected by subsequent assessments of mining, environmental, processing, permitting, taxation, socio-economic, and other factors. The Mineral Resource Statement for the Saramacca gold project presented in Table 25 was prepared by Dr. Oy Leuangthong, PEng (PEO#90563867) and Mr. Glen Cole, PGeo (APGO#1416). Dr. Leuangthong and Mr. Cole are independent qualified persons as this term is defined in National Instrument 43-101. The effective date of the Mineral Resource Statement is August 28, 2017.

Table 25: Mineral Resource Statement*, Saramacca Gold Project, Suriname, SRK Consulting (Canada) Inc., August 28, 2017

Category	Weathering Zone	Cut-off Grade (g/t Au)	Tonnage (kt)	Grade (g/t Au)	Contained Au (koz)
Indicated	Laterite	0.25	2,372	1.20	91
	Saprolite	0.25	5,573	2.43	436
	Transition	0.35	2,526	2.17	176
	Fresh	0.45	3,973	2.49	318

Total Indicated			14,444	2.20	1,022

Inferred	Laterite	0.25	4,455	0.69	98
	Saprolite	0.25	4,790	0.82	126
	Transition	0.35	1,349	1.97	86
	Fresh	0.45	3,039	2.13	208

Total Inferred			13,632	1.18	518

*

Mineral resources are not mineral reserves and have not demonstrated economic viability. All figures have been rounded to reflect the relative accuracy of the estimates. Reported at open pit resource cut-off grades of 0.25 g/t gold for laterite and saprolite, 0.35 g/t gold for transition and 0.45 g/t gold for fresh. Reported within a conceptual open pit shell optimized at a gold price of US$1,500 per troy ounce and assuming metallurgical recoveries of 97 percent for laterite and saprolite, 76 percent for transition and 82 percent for fresh.

13.14	Price Sensitivity Analysis

In addition to a gold price of US$1,500 per troy ounce used for pit optimization purposes, SRK also considered the impact of alternate gold prices on the size of the optimized pit, including US$1,200 per troy ounce and US$1,400 per troy ounce. Assuming the same cut-off grade for all material types, a gold price of US$1,400 per troy ounce yields 4 percent less metal, while a price of US$1,200 per troy ounce results in 13 percent less metal. Figure 30 and Figure 31 show a plan and sectional comparison of the US$1,500 and US$1,200 conceptual pits. SRK concludes that the conceptual pit is relatively insensitive to the gold price.

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Figure 30 Plan Showing Comparison of Conceptual Pit at Prices of US $1,500 and US $1,200 per Troy Ounce

Figure 31 East Looking View Showing Comparison of Conceptual Pit at Prices of US $1,500 and US $1,200 per Troy Ounce

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13.15	Grade Sensitivity Analysis

The mineral resources of the Saramacca gold project are fairly sensitive to the selection of the reporting cut-off grade. To illustrate this sensitivity, block model quantities and grade estimates at various cut-off grades are presented in Table 26. The reader is cautioned that the figures presented in this table should not be misconstrued with a Mineral Resource Statement. The figures are only presented to show the sensitivity of the block model estimates to the selection of cut-off grade. Figure 32 presents this sensitivity as grade tonnage curves.

Table 26: Global Block Model Quantity and Grade Estimates* at Various Cut-off Grades, Saramacca Gold Project, Suriname

	Laterite and Saprolite			Transition			Fresh
Cut-off Au (g/t)	Quantity (000’t)	Grade Au (g/t)	Au Metal (000’oz)	Quantity (000’t)	Grade Au (g/t)	Au Metal (000’oz)	Quantity (000’t)	Grade Au (g/t)	Au Metal (000’oz)
0.10	24,458	1.01	791	6,017	1.42	275	11,718	1.50	564
0.20	19,004	1.25	766	4,741	1.77	269	9,921	1.74	556
0.25	17,238	1.36	753	4,399	1.89	267	9,219	1.86	551
0.30	15,728	1.46	740	4,111	2.00	264	8,558	1.98	545
0.35	14,421	1.57	726	3,878	2.10	262	7,981	2.10	539
0.40	13,143	1.68	711	3,637	2.22	259	7,446	2.22	532
0.45	12,035	1.80	696	3,410	2.34	256	7,013	2.34	527
0.50	10,990	1.92	680	3,214	2.45	253	6,609	2.45	520
0.60	9,427	2.15	652	2,931	2.63	248	5,891	2.68	508
0.70	8,200	2.38	627	2,682	2.82	243	5,318	2.90	496
0.80	7,173	2.61	602	2,482	2.98	238	4,900	3.08	486
0.90	6,378	2.83	580	2,324	3.13	234	4,553	3.25	476
1.00	5,720	3.05	560	2,185	3.27	229	4,236	3.43	467
2.00	2,578	5.04	418	1,323	4.48	190	2,438	4.89	383
3.00	1,444	7.09	329	925	5.34	159	1,618	6.13	319
4.00	915	9.22	271	643	6.15	127	1,167	7.16	268
5.00	643	11.23	232	424	7.03	96	901	7.95	230

*

The reader is cautioned that the figures in this table should not be misconstrued with a Mineral Resource Statement. The figures are only presented to show the sensitivity of the block model estimates to the selection of a cut-off grade.

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Figure 32: Global Grade-Tonnage Curves – Oxide Material (top) Transitional Material (middle) and Fresh Material (bottom)

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14	Adjacent Properties

There are no adjacent properties that are considered relevant to this technical report.

15	Other Relevant Data and Information

There is no other relevant data or information regarding the Saramacca gold project.

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16	Interpretation and Conclusions

Exploration work by IAMGOLD-RGM is professionally managed and uses procedures consistent with generally accepted industry best practices. After review, SRK is of the opinion that the exploration data collected by IAMGOLD are sufficiently reliable to interpret with confidence the boundaries of the gold mineralization for the Saramacca gold deposit.

SRK evaluated and classified mineral resources in accordance with generally accepted CIM Estimation of Mineral Resources and Mineral Reserves Best Practice Guidelines (November 2003) and Definition Standards for Mineral Resources and Mineral Reserves Guidelines (May 2014).

SRK defined four lithological domains, with two grade domains within each of the fault and pillow basalt domains. Four weathering zones were also identified for the Saramacca gold deposit. Gold grades were estimated into a block model informed by composited gold assays, capped where appropriate, and an ordinary kriging estimator. Specific gravity was estimated into the blocks, using an inverse distance squared estimator, to convert volumes into tonnage.

The Mineral Resources Statement prepared by SRK is reported at three cut-off grades for each of oxides, transition and fresh rock. The Saramacca gold deposit is considered to be amenable to open pit extraction, as such resources are reported within a conceptual pit shell at a cut-off grade of 0.25 gpt gold for oxides, 0.35 gpt gold for transition, and 0.45 gpt for fresh rock.

SRK draws the following conclusions from this study:

•	Mineral resources can be expanded by exploration drilling for possible extensions of current high grade mineralization in the south-eastern area of the deposit;

•

An improved understanding of mineralization controls through structural geology studies can be instrumental in providing a better geological model to predict the form and shape of the gold mineralization and to improve the confidence in the mineral resources. This may include identification and modelling of shear zones independently of grade in the hanging wall of the Faya Bergi fault, and in the south-eastern area of the deposit where high grade zones reside in the hangingwall and pillow basalt contact.

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17	Recommendations

The Saramacca gold project is a project of merit and SRK recommends a work program that includes exploration drilling and studies aimed at completing the characterization of the project in preparation for evaluating the viability of a mine project. The work program includes three components:

•	Infill and step-out drilling to expand the mineral resources and improve resource classification

•	Geological studies aimed at improving the understanding of the geological and structural setting of the deposit

•	Engineering, metallurgical and environmental studies to support the design of a conceptual mine and to provide robust key inputs to an economic model considered for a Feasibility Study

Resource Drilling

SRK considers that additional drilling is required to:

•	Infill gaps in the drilling data with the potential to increase the mineral resources

•	Infill areas of Inferred resources to improve geological understanding and associated resource classification

•	Testing the lateral and depth extensions of the gold mineralization

SRK understands that IAMGOLD plans to drill approximately 22,000 metres of core and reverse circulation drilling during the remainder of 2017. This drill program should test the depth extension of the mineralization in higher grade zones (as in Figure 33), infill drill between the high-grade zones near the fault area, and step-out drill along the north and southern extents of the mineralization. The objective of this drilling is twofold: investigate regional targets to increase the mineral resources and infill parts of the deposit with the objective of improving geological modelling and resource classification.

New exploration targets along strike of the current Saramacca mineral resource should also be investigated. In addition to drilling aimed at expanding the mineral resource, a condemnation drilling program should be initiated to support particularly the location of future waste rock disposal sites.

Geological Studies and Exploration Procedures

SRK recommends that further geological studies be initiated to build on existing knowledge and improve the confidence in the interpretation of the boundaries of the gold mineralization, understand its distribution particularly in the pillowed basalt and to update the three-dimensional geological model.

SRK recommend that IAMGOLD identify and model shear zones independently of grade in the hanging wall of Faya Bergi fault, particularly in south-eastern part of deposit where current high grade zones are in the hangingwall/pillow basalt. In addition, wherever possible, breccias inside the fault zones should modeled for further potential sub-domaining.

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Figure 33: Potential Resource Expansion Drill Target Area

Long Section Looking Northeast in the Central Area of the Saramacca Gold Deposit

Geotechnical core logging should continue to be incorporated into standard field practices for all future drilling. To improve core recovery, SRK understands that IAMGOLD is working with their drilling contractor to better core recovery results in areas of poorer ground conditions.

Engineering and Other Studies

SRK understands that IAMGOLD also plans to conduct engineering studies aimed at completing the characterization of the gold mineralization and evaluating at a conceptual level the viability of an open pit mine and potential underground mine on the Saramacca gold project. SRK recommends this could include:

•	Geotechnical investigations, closely supported by structural geology studies, should be initiated to support mine design work

•	Conceptual mine design work to evaluate which mining scenarios offer the best potential for economic return

•	Preliminary integration of conceptual Saramacca production schedules with that at Rosebel could be considered to define potential production synergies and economy of scale benefits

•	Reviewing existing hydrology and hydrogeology data with the view of assessing any gap in the project data and recommending additional field work, if required

•	Continuing and expanding environmental baseline studies to support the preparation of an Environmental and Social Impact Study (ESIA), which is critical for the permitting process.

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This should include the monitoring of water quality, wildlife habitats and other aspects for which long-term and seasonal data are required

•

Conceptual investigations to support infrastructure requirements of a potential mining operation closely linked to the Rosebel mine should be initiated including access roads, material transporting options and waste rock disposal

•

Additional metallurgical testwork on mineralized material from all resource domains to complete the characterization of the Saramacca gold project mineralization, including the within-deposit gold recovery and metallurgical variations to optimize the process flowsheet

SRK considers that the implementation of the above work program will move the Saramacca gold project to a pre-development stage and will provide the key inputs required to evaluate at a pre-feasibility level the potential for a viable mine operation. The cost of the recommended work program is estimated at approximately US$13.7 million as detailed in Table 27.

Table 27: Estimated Costs for Recommended Exploration Program

Description	Cost (US$)
Resource expansion and infill drilling program (25,000 metres)	$5,250,000
Exploration and new target delineation drilling (15,000 metres)	$3,200,000
Condemnation drilling program (provision for 8,000 metres)	$1,250,000
Pre-feasibility study	$4,000,000

Total	$13,700,000

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18	References

Aubé, V. 2017. Saramacca Metallurgical Testwork Update; Internal IAMGOLD Corporation memorandum, July 20, 2017.

Daoust, C., Voicu, G., and Gauthier, M. 2011. Geological setting of the Paleoproterozoic Rosebel gold district, Guiana Shield, Suriname; Journal of South American Earth Sciences, v. 31(1), p. 222-245.

Delor, C., De Roever, E. W., Lafon, J.-M., Lahondere, D., Rossi, P., Guerrot, C., & Potrel, A. 2003. The Bakhuis ultrahigh-temperature granulite belt (Suriname): II. implications for late Transamazonian crustal stretching in a revised Guiana Shield framework; Geology of France and surrounding areas, 2-3-4, p. 207-230.

[IAMGOLD] IAMGOLD Corporation. 2017. Technical Report on the Rosebel Gold Mine, Brokopondo District, Suriname, NI 43-101 Report.

Kroonenberg, S. B., De Roever, E. W., Fraga, L. M., Reis, N. J., Faraco, T., Lafon, J. -M., and Wong, T. E. 2016. Paleoproterozoic evolution of the Guiana Shield in Suriname: A revised model; Netherlands Journal of Geosciences, p. 1-32. doi:10.1017/njg.2016.10.

Roulston, D. and Sloan, R. 2017. Metallurgical Test Work on the Saramacca Project, Suriname, KM5252 Revision 1; May 18, 2017, Internal report prepared for IAMGOLD Corporation.

[SRK] SRK Consulting (Canada) Inc. 2017. Saramacca Gold Project Structural Geology Investigations on the Controls on the Distribution of the Gold Mineralization; Internal report prepared for IAMGOLD Corporation.

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APPENDIX A

Analytical Quality Control Data and

Relative Precision Charts

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Time Series Plots for Certified Blank and Certified Reference Material Samples Assayed by Filab Suriname

srk consulting

Project	IAMGOLD - Saramacca
Data Series	2016-2017 Blanks and Standards
Data Type	DD Core and RC Drill Hole Samples
Commodity	Gold
Laboratory	Filab Suriname
Analytical Method	50 g Fire assay - AA finish
Detection Limit	0.005 g/t Au

Statistics	26b	24c	250	252	204
Sample Count	539	556	266	469	192
Expected Value	0.005	0.005	0.309	0.674	1.043
Standard Deviation	-	-	0.013	0.022	0.04
Data Mean	0.028	0.005	0.383	0.658	1.02
Outside 2StdDev/UL	0.7%	0.7%	34%	17%	2.1%
Below 2StdDev	-	-	1	74	3
Above 2StdDev	-	-	90	8	1

Time Series for Certified Rock Blank OREAS 26b
(Filab Suriname; 2017 DD Core Samples)
N = 539
OREAS 26b
Upper Limit
10.10 ppm - Mislabeled?
3.198 ppm - Mislabeled CRM 17c?
Gold Assay (ppm)
Samples (Time Series)

Time Series for Certified Rock Blank OREAS 24c
(Filab Suriname; 2016-2017 DD Core and RC Drill Hole Samples)
N = 556
OREAS 24c
Upper Limit
1.01 ppm - Mislabeled CRM 204?
Gold Assay (ppm)
Samples (Time Series)

Time Series for Reference Material OREAS 250
(Filab Suriname; 2016-2017 DD Core Samples)
N = 266
OREAS 250
Expected Value
+2StdDev
-2StdDev
Blank?
Gold Assay (ppm)
Samples (Time Series)

Time Series for Reference Material OREAS 252
(Filab Suriname; 2016-2017 DD Core and RC Drill Hole Samples)
N = 469
OREAS 252
Expected Value
+2StdDev
-2StdDev
Gold Assay (ppm)
Samples (Time Series)

Time Series for Reference Material OREAS 204
(Filab Suriname; 2016-2017 DD Core and RC Drill Hole Samples)
N = 192
OREAS 204
Expected Value
+2StdDev
-2StdDev
Blanks?
Gold Assay (ppm)
Samples (Time Series)

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Time Series Plots for Uncertified Rock Blank and Certified Reference Material Samples Assayed by Filab Suriname

srk consulting

Project	IAMGOLD - Saramacca
Data Series	2016-2017 Blanks and Standards
Data Type	DD Core and RC Drill Hole Samples
Commodity	Gold
Laboratory	Filab Suriname
Analytical Method	50 g Fire assay - AA finish
Detection Limit	0.005 g/t Au

Statistics	Blank	16a	254	17c	257
Sample Count	502	200	267	17	67
Expected Value	0.005	1.810	2.550	3.040	14.18
Standard Deviation	-	0.060	0.076	0.08	0.26
Data Mean	0.007	1.781	2.567	3.01	13.77
Outside 2StdDev/UL	0.2%	20%	3.7%	11.8%	25%
Below 2StdDev	-	38	7	2	3
Above 2StdDev	-	2	3	0	14

Time Series for Uncertified Blanks
(Filab Suriname; 2016-2017 DD Core and RC Drill Hole Samples)
N = 502
Landscaping Blanks
Upper Limit
1.87 ppm - Mislabeled CRM 16a?
Gold Assay (ppm)
Samples (Time Series)

Time Series for Reference Material OREAS 16a
(Filab Suriname; 2016-2017 DD Core Samples)
N = 200
2.60 ppm - Mislabeled CRM 254?
13.896 ppm - Mislabeled CRM 257?
Mislabeled CRM 204?
Blank?
OREAS 16a
Expected Value
+2StdDev
-2StdDev
Gold Assay (ppm)
Samples (Time Series)

Time Series for Reference Material OREAS 254
(Filab Suriname; 2016-2017 DD Core and RC Drill Hole Samples)
N = 267
Mislabeled CRM 17c?
14.742 ppm - Mislabeled CRM 257?
Mislabeled CRM 16a?
1.028 ppm - Mislabeled CRM 16a?
Blanks?
OREAS 254
Expected Value
+2StdDev
-2StdDev
Gold Assay (ppm)
Samples (Time Series)

Time Series for Reference Material OREAS 17c
(Filab Suriname; 2016-2017 DD Core Samples)
N = 17
OREAS 17c
Expected Value
+2StdDev
-2StdDev
2.552 ppm - Mislabeled CRM 254?
Gold Assay (ppm)
Samples (Time Series)

Time Series for Reference Material OREAS 257
(Filab Suriname; 2016-2017 DD Core and RC Drill Hole Samples)
N = 67
OREAS 257
Expected Value
+2StdDev
-2StdDev
Blank?
Mislabeled CRM 16a?
Gold Assay (ppm)
Samples (Time Series)

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3CI009.012 – IAMGOLD Corporation
Independent Technical Report for the Saramacca Gold Project, Suriname	Page 85

Bias Charts and Precision Plots for Reverse Circulation Field Duplicate Samples Assayed by Filab Suriname

srk consulting

Project	IAMGOLD - Saramacca
Data Series	2016 Field Duplicates
Data Type	RC Field Duplicates
Commodity	Gold
Analytical Method	Fire Assay - AA finish
Detection Limit	0.005 g/t Au
Original Dataset	Original Assays
Paired Dataset	Field Duplicate Assays

Statistics	Original	Field Duplicate
Sample Count	71	71
Minimum Value	0.003	0.003
Maximum Value	1.01	0.92
Mean	0.054	0.053
Median	0.006	0.009
Standard Error	0.017	0.016
Standard Deviation	0.142	0.135
Correlation Coefficient	0.9418	
Pairs ≤ 10% HARD	49.3%	

Bias Chart Field Duplicate Assay Pairs (0-2.0 ppm Au)
(Filab; RC Field Duplicates)
N = 71 pairs
y = 0.9093x
R² = 0.8858
2016 Field Duplicates
+10%
-10%
Field Duplicate Assay (Au ppm)
Original Assays (Au ppm)

Ranked Half Absolute Relative Deviation Plot
(Filab; RC Field Duplicates)
N = 71 pairs
Au assay
49.3%
HARD (%)
Rank

Bias Chart Field Duplicate Assay Pairs (0-1.0 ppm Au)
(Filab; RC Field Duplicates)
N = 71 pairs
y = 0.9093x
R² = 0.8858
2016 Field Duplicates
+10%
-10%
Field Duplicate Assays (Au ppm)
Original Assays (Au ppm)

Mean versus Half Relative Deviation Plot
(Filab; RC Field Duplicates)
N = 71 pairs
Au assay
0% Line
HRD (%)
Individual Mean (Au ppm)

Q-Q Plot Field Duplicate Assay Pairs
(Filab; RC Field Duplicates)
N = 71 pairs
Field Duplicate Assays (Au ppm)
Original Assays (Au ppm)

Mean versus Half Absolute Relative Deviation Plot
(Filab; RC Field Duplicates)
N = 71 pairs
HARD (%)
Individual Mean (Au ppm)

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3CI009.012 – IAMGOLD Corporation
Independent Technical Report for the Saramacca Gold Project, Suriname	Page 86

Bias Charts and Precision Plots for Coarse Reject Check Samples Assayed at Filab Suriname

srk consulting

		Statistics	Original	Duplicate
Project	IAMGOLD - Saramacca	**Sample Count**	3,506	3,506
Data Series	2016-2017 Coarse Reject Check Assays	**Minimum Value**	0.003	0.001
Data Type	DD Core and RC Drill Hole Samples	**Maximum Value**	132.02	116.00
Commodity	Gold	**Mean**	1.073	0.952
Analytical Method	Fire Assay - AA finish	**Median**	0.039	0.032
Detection Limit	0.005 g/t Au	**Standard Error**	0.077	0.063
Original Dataset	Original Assays	**Standard Deviation**	4.553	3.720
Paired Dataset	Coarse Reject Check Assays	**Correlation Coefficient**	0.5869	
		Pairs ≤ 10% HARD	29.9%	

Bias Chart Coarse Reject Check Assay Pairs (0-100 g/t Au)
(Filab Suriname; DD Core and RC Drill Hole Samples)
N = 3506 pairs
y = 0.501x
R² = 0.3314
2016-2017 Coarse Reject Check Assays
+10%
-10%
Coarse Reject Check Assays (Au g/t)
Original Assays (Au g/t)

Ranked Half Absolute Relative Deviation Plot
(Filab Suriname; DD Core and RC Drill Hole Samples)
N = 3506 pairs
Au assay
29.9%
HARD (%)
Rank

Bias Chart Coarse Reject Check Assay Pairs (0-20 g/t Au)
(Filab Suriname; DD Core and RC Drill Hole Samples)
N = 3506 pairs
y = 0.501x
R² = 0.3314
2016-2017 Coarse Reject Check Assays
+10%
-10%
Coarse Reject Check Assays (Au g/t)
Original Assays (Au g/t)

Mean versus Half Relative Deviation Plot
(Filab Suriname; DD Core and RC Drill Hole Samples)
N = 3506 pairs
Au assay
0% Line
HRD (%)
Individual Mean (Au g/t)

Q-Q Plot Coarse Reject Check Assay Pairs
(Filab Suriname; DD Core and RC Drill Hole Samples)
N = 3506 pairs
Coarse Reject Check Assays (Au g/t)
Original Assays (Au g/t)

Mean versus Half Absolute Relative Deviation Plot
(Filab Suriname; DD Core and RC Drill Hole Samples)
N = 3506 pairs
HARD (%)
Individual Mean (Au g/t)

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3CI009.012 – IAMGOLD Corporation
Independent Technical Report for the Saramacca Gold Project, Suriname	Page 87

Bias Charts and Precision Plots for Lab Pulp Duplicate Samples Assayed at Filab Suriname

srk consulting

Project	Saramacca
Data Series	2016-2017 Lab Pulp Duplicates
Data Type	Pulp Duplicate
Commodity	Gold
Analytical Method	Fire Assay - AA finish
Detection Limit	0.005 g/t Au
Original Dataset	Original Assays
Paired Dataset	Pulp Duplicate Assays

Statistics	**Original**	**Duplicate**
Sample Count	1,427	1,427
Minimum Value	0.001	0.003
Maximum Value	18.68	19.98
Mean	0.280	0.279
Median	0.012	0.012
Standard Error	0.034	0.034
Standard Deviation	1.294	1.303
Correlation Coefficient	0.9987	
Pairs ≤ 10% HARD	82.1%	

Bias Chart Pulp Duplicate Assay Pairs (0-20 g/t Au)
(Filab; Pulp Duplicate)
N = 1427 pairs
y = 1.0058x
R² = 0.9975
2016-2017 Lab Pulp Duplicates
+10%
-10%
Pulp Duplicate Assays (Au g/t)
Original Assays (Au g/t)

Ranked Half Absolute Relative Deviation Plot
(Filab; Pulp Duplicate)
N = 1427 pairs
Au assay
82.1%
HARD (%)
Rank

Bias Chart Pulp Duplicate Assay Pairs (0-2 g/t Au)
(Filab; Pulp Duplicate)
N = 1427 pairs
y = 1.0058x
R² = 0.9975
2016-2017 Lab Pulp Duplicates
+10%
-10%
Pulp Duplicate Assays (Au g/t)
Original Assays (Au g/t)

Mean versus Half Relative Deviation Plot
(Filab; Pulp Duplicate)
N = 1427 pairs
Au assay
0% Line
HRD (%)
Individual Mean (Au g/t)

Q-Q Plot Pulp Duplicate Assay Pairs
(Filab; Pulp Duplicate)
N = 1427 pairs
Pulp Duplicate Assays (Au g/t)
Original Assays (Au g/t)

Mean versus Half Absolute Relative Deviation Plot
(Filab; Pulp Duplicate)
N = 1427 pairs
HARD (%)
Individual Mean (Au g/t)

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3CI009.012 – IAMGOLD Corporation
Independent Technical Report for the Saramacca Gold Project, Suriname	Page 88

APPENDIX B

Analytical Results

For SRK Verification Samples

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Certificate of Analysis

Work Order : LK1701356

[Report File No.: 0000011101]

To:	Caitlyn Adam	Date: Jul 27, 2017
SRK CONSULTING
155 UNIVERSITY AVE
SUITE 1500
TORONTO ON M5H 3B7

P.O. No.	:	-
Project No.	:	-
No. Of Samples	:	7
Date Submitted	:	Jul 14, 2017
Report Comprises	:	Pages 1 to 2
(Inclusive of Cover Sheet)

Distribution of unused material:

To Be Determined:

Comments:

Control quality assays - not suitable for commercial exchange

Certified By:	/s/ Brett Pipher
Brett Pipher
Project Coordinator

SGS Minerals Services (Lakefield) is accredited by Standards Council of Canada (SCC) and conforms to the requirements of ISO/lEC 17025 for specific tests as indicated on the scope of accreditation to be found at

http://www.scc.ca/en/programs/lab/mineral.shtml

Report Footer:	L.N.R.	= Listed not received	I.S.	= Insufficient Sample
	n.a.	= Not applicable	--	= No result
	*INF	= Composition of this sample makes detection impossible by this method
M after a result denotes ppb to ppm conversion, % denotes ppm to % conversion
Methods marked with an asterisk (e.g. *NAA08V) were subcontracted
Elements marked with the @ symbol (e.g. @Cu) denote assays performed using accredited test methods

For solid samples: Unless otherwise noted, all GT_ tests are reported on a dried at 105°C basis. Other tests are performed on an as received basis unless otherwise indicated. Exceptions will be marked. For example rec (e.g. Cu rec) indicates the results are reported on an as received basis or dry (e.g. Cu dry) indicates the results are reported on a dried basis.

This document is issued by the Company under its General Conditions of Service accessible at http://www.sgs.com/terms and conditions.htm. Attention is drawn to the limitation of liability, indemnification and jurisdiction issues defined therein.

WARNING: The sample(s) to which the findings recorded herein (the “Findings”) relate was (were) drawn and / or provided by the Client or by a third party acting at the Client’s direction. The Findings constitute no warranty of the sample’s representativity of the goods and strictly relate to the sample (s). The Company accepts no liability with regard to the origin or source from which the sample(s) is/are said to be extracted. The findings report on the samples provided by the client and are not intended for commercial or contractual settlement purposes. Any unauthorized alteration, forgery or falsification of the content or appearance of this document is unlawful and offenders may be prosecuted to the fullest extent of the law.

SGS Canada Inc.	Minerals
185 Concession Street Lakefield ON K0L 2H0 t+1 (705) 652-2000 f+1 (705) 652-6365 www.ca.sgs.com
Member of the SGS Group (Société Générale de Surveillance)

Final : LK1701356 Order:	Page 2 of 2
Report File No. 0000011191

Element Method Detection Limit Units	WtKg G_WGH79 0.001 kg	@Au GE_FAA313 5 PPb
101391	1.004	7054
101392	1.653	2116
101393	1.012	363
*Rep 101393		379
101394	1.135	6197
101395	1.783	629
101396	1.886	2172
101397	1.703	361

This document is issued by the Company under its General Conditions of Service accessible at http://www.sgs.com/terms_and_conditions.htm. Attention is drawn to the limitation of liability, indemnification and jurisdiction issues defined therein.

WARNING: The sample(s) to which the findings recorded herein (the “Findings”) relate was (were) drawn and I or provided by the Client or by a third party acting at the Client’s direction. The Findings constitute no warranty of the sample’s representativity of the goods and strictly relate to the sample (s). The Company accepts no liability with regard to the origin or source from which the sample(s) is/are said to be extracted. The findings report on the samples provided by the client and are not intended for commercial or contractual settlement purposes. Any unauthorized alteration, forgery or falsification of the content or appearance of this document is unlawful and offenders may be prosecuted to the fullest extent of the law.

SGS Canada Inc.	Minerals
185 Concession Street Lakefield ON K0L 2H0 t+1 (705) 652-2000 f+1 (705) 652-6365 www.ca.sgs.com
Member of the SGS Group (Société Générale de Surveillance)

3CI009.012 – IAMGOLD Corporation
Independent Technical Report for the Saramacca Gold Project, Suriname	Page 89

APPENDIX C

Grade Capping Plots

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3CI009.012 – IAMGOLD Corporation
Independent Technical Report for the Saramacca Gold Project, Suriname	Page 90

Saramacca: Capping for Zone 10 Laterite

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3CI009.012 – IAMGOLD Corporation
Independent Technical Report for the Saramacca Gold Project, Suriname	Page 91

Saramacca: Capping for Zone 100 Massive Basalt

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3CI009.012 – IAMGOLD Corporation
Independent Technical Report for the Saramacca Gold Project, Suriname	Page 92

Saramacca: Capping for Zone 200 Amygdular Basalt

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3CI009.012 – IAMGOLD Corporation
Independent Technical Report for the Saramacca Gold Project, Suriname	Page 93

Saramacca: Capping for Zone 300 Fault Zone

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3CI009.012 – IAMGOLD Corporation
Independent Technical Report for the Saramacca Gold Project, Suriname	Page 94

Saramacca: Capping for Zone 310 Fault LG

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3CI009.012 – IAMGOLD Corporation
Independent Technical Report for the Saramacca Gold Project, Suriname	Page 95

Saramacca: Capping for Zone 320 Fault HG

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3CI009.012 – IAMGOLD Corporation
Independent Technical Report for the Saramacca Gold Project, Suriname	Page 96

Saramacca: Capping for Zone 400 Pillow Basalt

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3CI009.012 – IAMGOLD Corporation
Independent Technical Report for the Saramacca Gold Project, Suriname	Page 97

Saramacca: Capping for Zone 410 Pillow Basalt LG

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3CI009.012 – IAMGOLD Corporation
Independent Technical Report for the Saramacca Gold Project, Suriname	Page 98

Saramacca: Capping for Zone 420 Pillow Basalt HG

[GRAPHIC APPEARS HERE]

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3CI009.012 – IAMGOLD Corporation
Independent Technical Report for the Saramacca Gold Project, Suriname	Page 99

APPENDIX D

Gold Variograms

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3CI009.012 – IAMGOLD Corporation
Independent Technical Report for the Saramacca Gold Project, Suriname	Page 100

Saramacca Zone 10 Capped Au: Omni Direction

Capped Au Major-Int Semivariogram
$\gamma_{(h)}$
Distance

Capped Au Downhole Semivariogram
$\gamma_{(h)}$
MINOR
Distance

Saramacca Zone 300 Capped Au: 235-90+0 Direction

Capped Au Major-Int Semivariogram
$\gamma_{(h)}$
Distance

Capped Au Minor Semivariogram
$\gamma_{(h)}$
Distance

Saramacca Zone 310-320 Capped Au: 240-90+0 Direction

Capped Au Major-Int Semivariogram
$\gamma_{(h)}$
Distance

Capped Au Minor Semivariogram
$\gamma_{(h)}$
Distance

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3CI009.012 – IAMGOLD Corporation
Independent Technical Report for the Saramacca Gold Project, Suriname	Page 101

Saramacce Zone 320 Capped Au: 240-90+0 Direction

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